July 31, 2006
Donald A. Walker, Jr.
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Walker:
This letter is in response to the comments you raised in your letter dated June 12, 2006 based on your review of Sovereign Bancorp’s Form 10-K for the Year Ended December 31, 2005. Below is each of your comments and Sovereign’s related responses.
Form 10 K for the year ended December 31, 2005
Note 21 – Derivative Instruments and Hedging Activities, page 77
1.	You have indicated that you had engaged a specialist in interest rate hedging advisory and in the valuation of derivatives to assist you in developing your new assessment methodology. We presume this specialist assisted in the design of your assessment tests described in your May 9, 2006 letter. Please advise us if that is not the case. Regarding the methodology, please advise us how you determined that this was a valid statistical methodology. In this regard please tell us:
•	how the shock scenarios were determined (i.e. were they based on some form of statistical modeling);

•	why you chose the shock basis point increments described in your May 9, 2006 letter;

•	whether you believe these basis point increments are realistic increments for scenarios which could potentially occur;

•	your basis for concluding that it was not necessary to consider smaller basis point increments as part of your analysis; and

•	whether you must pass all of the scenarios, including the base scenario, to have met the effectiveness test on a retrospective and prospective basis.
You also indicate that you evaluate the entire set of effectiveness test results for each hedging relationship each quarter to determine if the hedging relationship qualifies as highly effective. If you have concluded that all scenarios do not have to pass to conclude that the hedging relationship is highly effective, please explain how you have concluded what number or which scenarios must pass satisfy the effectiveness criteria.
Sovereign Response
During the third quarter of 2005, we engaged an interest rate risk management and hedge accounting advisory firm to assist us with our interest rate risk management program. With their assistance, during the fourth quarter of 2005, Sovereign re-designated its callable brokered CD

Donald A. Walker, Jr.
Securities and Exchange Commission
July 31, 2006

hedging relationships in order to begin using what it considers to be an improved effectiveness testing methodology in accordance with SFAS 133, paragraph 62.
As discussed in our previous response, under the new approach, Sovereign assesses the effectiveness of each hedging relationship with a dollar offset approach that compares the cumulative changes in fair value of each cancelable interest rate swap with the cumulative changes in fair value of the associated callable brokered CD attributable solely to changes in the designated benchmark interest rate in a series of parallel interest rate scenarios that includes the base case (non-shocked scenario), and + / – 50 and 100 basis point increments from the base case. This methodology is designed to function both as a retrospective and prospective assessment.
Sovereign’s effectiveness testing methodology involves the performance of a shock analysis, based on the methodology and interest rate scenarios listed above, for each hedging relationship every quarter. Sovereign then evaluates the entire set of effectiveness test results for each hedging relationship each quarter to determine if the hedging relationship qualifies as highly effective on both a retrospective and prospective basis. Hedge ineffectiveness is calculated and recognized in earnings based on the guidance in paragraphs 120A – 120D of SFAS 133, as documented in our previous response and in Attachment I (sample hedge designation memo for one of our transactions).
The above approach is not considered to be a statistical methodology (such as regression), but we do believe it is a valid and acceptable methodology under SFAS 133. As noted in paragraph 62, SFAS 133 “does not specify a single method for either assessing whether a hedge is expected to be highly effective or measuring hedge ineffectiveness.” Implementation Issue No. E7, Hedging – General: Methodologies to Assess Effectiveness of Fair Value and Cash Flow Hedges, indicates that “prospective and retrospective considerations can be based on regression or other statistical analysis of past changes in fair values or cash flows as well as on other relevant information” (emphasis added). Also as discussed in our previous response, SFAS 133 introduces this shock analysis concept of assessing effectiveness in the Section, “Illustrations of Assessing Effectiveness and Measuring Ineffectiveness,” in paragraphs 79, 83, and 94. Paragraph 94 explains how such an approach can be used “both at inception and on an ongoing basis.”
Based on the above guidance, we believe our approach is a valid methodology under SFAS 133 and represents a robust and intuitive approach to assessing the effectiveness of the hedging relationship. The methodology represents a more comprehensive dollar offset approach than simply analyzing the base case because it demonstrates the effectiveness of the hedging relationship not only for the actual changes in value, but in other interest rate scenarios as well, given the same beginning-of-period fair value starting point. Finally, all hedge ineffectiveness is measured and recorded based on the actual changes in value of the derivative and hedged item attributable to the risk being hedged.
•	How the shock scenarios were determined
The risk management practices at financial institutions are subject to diligent review processes by parties with both extensive and relevant experience, including senior management, internal and external auditors, and regulators. Over time, a useful risk management technique has developed

Donald A. Walker, Jr.
Securities and Exchange Commission
July 31, 2006

across financial institutions that involves the performance of a stress test on the sensitivity of a financial institution’s net interest income to changes in market interest rates. The performance of the stress test, which is also commonly referred to as a sensitivity analysis, typically assesses the impact that a series of parallel, instantaneous interest rate changes will have on the financial institution’s net interest income. By analyzing the results of the sensitivity analysis (i.e. assessing the impact on net interest margin in each scenario), a company can assess how changes in market interest rates and / or changes in the composition of its interest-earning assets, interest-bearing liabilities, and interest rate derivatives impact net interest income. Since sensitivity analysis is already incorporated into our interest rate risk management process, we felt it was appropriate to enhance the dollar offset test typically used in this type of hedging relationship by incorporating a series of parallel interest rate shocks that would enable us to not only assess the effectiveness of the hedging relationship in the current interest rate scenario, but also in several additional relevant interest rate scenarios.
•	Why you chose the shock basis point increments described in you May 9, 2006 letter; and

•	Whether you believe these basis point increments are realistic increments for scenarios which could potentially occur
In making a determination regarding the basis point increments to be used in our effectiveness testing methodology, we decided to use 50 basis point increments. This decision was based on our experience and significant involvement in the interest rate markets and the recommendation of our hedging advisor, because we believe those intervals are large enough to provide meaningful information but no so large as to be unrealistic from period to period. We certainly believe they represent realistic increments for scenarios which could potentially occur based on our observations of historical interest rate movements in practice.
Based on actual results to date, we would note that the interest rate movements since our designation on December 31, 2005 have confirmed that our selected intervals of + / – 50 and 100 basis points are realistic. For example, the relevant LIBOR swap rates (based on the average life of our brokered CD portfolio) are up approximately 75 basis points since our hedges were designated.
•	Your basis for concluding that it was not necessary to consider smaller basis point increments as part of your analysis.
With respect to our brokered CD hedging relationships, small basis point changes are unlikely to have a significant effect on the change in fair value of either the interest rate swap or the hedged brokered CD and will not produce results that are significantly different from the base case results; therefore, such changes were not included in the analysis. As mentioned above, we believe 50 basis point increments are most appropriate because those intervals are large enough to provide meaningful information but no so large as to be unrealistic from period to period.
•	Whether you must pass all of the scenarios, including the base scenario, to have met the effectiveness test on a retrospective and prospective basis. If you have concluded that all scenarios do not have to pass to conclude that the hedging relationship is highly effective, please explain how you have concluded what number or which scenarios must pass to satisfy the effectiveness criteria.

Donald A. Walker, Jr.
Securities and Exchange Commission
July 31, 2006

As described in our hedge designation documentation for each brokered CD hedging relationship, the effectiveness ratios produced by the base-case effectiveness ratio and the parallel interest rate shocks will all be considered in the assessment of whether the hedge is considered highly effective. To draw a conclusion as to whether an interest rate hedging relationship qualifies as highly effective, both retrospectively and prospectively, we analyze each effectiveness ratio generated for each scenario. Since our methodology compares the changes in value of the derivative and hedged item attributable to changes in interest rates, it is possible that the interest rate curve at the end of the period (or for one of the rate shock scenarios) could be very close to the interest rate curve at inception. (As an example, if the actual interest rate movement were +50 basis points, one of the four “shocks” would be a negative 50 basis point movement that would effectively “return” the relationship back to the interest rate curve at inception.) In that situation (when interest rate movements are negligible), the dollar offset ratio is distorted and not indicative of the true effectiveness of the hedging relationship because the changes in value are so small (commonly referred to as “the law of small numbers problem”). Our shock analysis is therefore important to validate whether the hedging relationship is truly “highly effective” overall by analyzing the performance of the same hedging relationship in multiple interest rate scenarios. Accordingly, if only one (or zero) effectiveness ratio is outside the range of 80% to 125%—but all others are within the range—then the hedging relationship is considered to be highly effective. If more than one effectiveness ratio is outside the range of 80% to 125%, then the hedging relationship is not considered to be highly effective. If a hedging relationship is no longer considered to be highly effective, then hedge accounting is not applied to that hedging relationship prospectively.
To summarize the fourth quarter of 2005 re-designation, Sovereign re-designated 120 of its callable brokered CD hedging relationships. In connection with that process, 107 of the 120 hedges were within the 80%-125% hedge effectiveness range in all scenarios (base case and the shock scenarios). In connection with that process, 13 of the 120 hedges had one scenario that failed the 80%-125% hedge effectiveness range but were effective in all other scenarios. The 13 observations of the 120 which fell outside the 80%-125% range were analyzed and determined to be a result of the law of small numbers phenomenon. Accordingly all 120 inception tests supported management’s expectation that the hedging relationships would be highly effective as discussed above.
2.	We have reviewed your response to comment 2 of our letter dated April 4, 2006 regarding your new methodology for assessing hedge effectiveness as well as for measuring and recording hedge effectiveness. Please provide us with your hedge documentation at inception for this new method and an illustration of how you have evaluated the results for assessing effectiveness. We assume the documentation of your testing methodology will clearly identify which outcomes or data points are subject to each specific part of your testing methodology. Please provide sufficient materials to clarify this point.
Sovereign Response

Donald A. Walker, Jr.
Securities and Exchange Commission
July 31, 2006

We have included the hedge designation memo for one of our brokered CD hedging relationships that was re-designated on December 31, 2005 in Attachment I to this letter. Since all of our brokered CDs were designated in a similar manner (only the terms of the swap and CD vary from memo to memo), we did not include all hedge designation memos in the attachment, but would be happy to do so upon request.
We have also included a separate spreadsheet that contains our initial prospective hedge effectiveness testing on the inception date that indicates that every hedging relationship was expected to be highly effective on a prospective basis, as described above.
3.	To help us better understand your process please provide us a flow chart of your testing methodology that:
•	describes each test in sequence; and

•	identifies which outcomes or data points are subject to each specific part of your testing methodology.
Sovereign Response
The following diagram summarizes the steps involved in assessing the hedge effectiveness of each of our brokered CD hedging relationships and how we operationally apply the methodology documented in our hedge designation forms.

Donald A. Walker, Jr.
Securities and Exchange Commission
July 31, 2006

4.	We have reviewed the memorandum dated October 6, 2005, which discusses your change in methodology to measure and record hedge effectiveness. The October 6, 2005, discussion of the new methodology indicates that you only planned to perform the additional shocking scenarios when the fair value of the swap as of the current effectiveness testing date is less that 2% of the swap notional amount. Accordingly, in order to obtain a more accurate assessment of the effectiveness of the hedging relationship, you would perform interest rate shock scenarios. This memo indicates that you would use shocks of + / – 50 and 100 basis points, and that these shock results would be considered in

Donald A. Walker, Jr.
Securities and Exchange Commission
July 31, 2006

the assessment of whether the hedge is highly effective. This methodology appears inconsistent with the policy outlined in your May 9, 2006 response letter since this methodology appears to indicate the additional shock testing is done only in certain cases, while the May 9, 2006 response appears to indicate these additional shocks are done for every hedging relationship. Additionally, the number of shock scenarios appears to have been expanded from the October 6, 2005 memo. In your response, please reconcile these inconsistencies. Also, please indicate how you have concluded that the steps you have described for effectiveness testing do not, in effect, result in the use of more than one methodology, i.e., (1) cumulative dollar value offset and if cumulative dollar offset fails (2) use of different rate shock scenarios, to evaluate effectiveness during any period, an approach that appears inconsistent with the guidance in paragraph 62 of SFAS 133 and DIG E7.
Sovereign Response
The discussion in the referenced memorandum dated October 6, 2005 which was Sovereign’s “Quarterly Derivatives Memorandum, indicated management’s preliminary plans with respect to re-designating our brokered CD hedging relationships (as noted, management had initially considered only performing additional shock analysis in certain circumstances, for example, when the fair value of the swap was less than 2% of the notional amount). However, subsequent to October 6, 2005 and prior to the re-designation date of December 31, 2005, and after further discussions with our advisors, we determined that our preliminary plans might be viewed as contradictory to the December 11, 2003 staff speech by John James cautioning against the use of “more than one method” of assessing hedge effectiveness. Accordingly, management ultimately decided to use an effectiveness testing methodology that involved the performance of a shock analysis for each hedging relationship every quarter, as described above and in Attachment I, which represents the actual designation of the hedging relationship as we believed that this methodology most accurately assesses the effectiveness of these hedges. Accordingly, after the adjustment we made to our preliminary plans, management does not believe that its effectiveness testing methodology represents more than one methodology. Rather, we believe our approach represents a single, robust methodology that fully complies with the guidance in paragraph 62 and DIG E7 as discussed above.
Also, we would note that our documented approach considers only the base case and + / – 50 and 100 basis point increments. While our quarterly Derivative Memorandum alluded to additional shock scenarios, we ultimately selected the method outlined above in our redesignation documentation. No additional scenarios are considered in our assessment of hedge effectiveness.
******
In connection with responding to your comments, we acknowledge the following:
•	Sovereign is responsible for the adequacy and accuracy of the disclosures in its filings;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and

•	Sovereign may not assert SEC staff comments as a defense in a legal proceeding initiated by the Commission or any person under the Federal securities laws of the United Stares

Donald A. Walker, Jr.
Securities and Exchange Commission
July 31, 2006

Sincerely
Mark R. McCollom
Chief Financial Officer

Attachment I — Hedge Designation Form Example
Sovereign Bank (the “Company” )
$10 Million Cancelable Interest Rate Swap
with JP Morgan Chase (the “Counterparty” )
FAS 133 Hedge Designation Memo
Date of Designation: December 31, 2005 (the redesignation date of the swap)
CFSOVEREIGN2004092001
Note: CFSOVEREIGN2004092001 was previously designated in a fair value hedging relationship. That hedging relationship was dedesignated on December 31, 2005 when the Company identified an improved method for assessing and measuring effectiveness. In addition, the swap is formally redesignated as described below as of December 31, 2005.
This transaction will be subject to SFAS No. 133 (as amended), Accounting for Derivative Instruments and Hedging Activities. Paragraph 20 of SFAS No. 133 (as amended) indicates that the Company must formally document the hedging relationship and the risk management objective and strategy for undertaking all qualifying fair value hedges. This documentation should include identification of the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk will be assessed, and how hedge ineffectiveness will be measured.
Risk Management Objective and Nature of Risk Being Hedged: The Company’s risk management objective and strategy is to protect against changes in fair value of $9,828,000 of callable fixed-rate liabilities (certificates of deposit or “CDs” ) attributable to changes in the LIBOR swap rate, the designated benchmark interest rate being hedged. The Company is meeting this objective by entering into a $10 million pay-floating, receive-fixed interest rate swap which can be cancelled (called) by the swap counterparty at par as further described below.
The Hedging Instrument and Hedged Item: The Company designates the $10 million receive-fixed, pay-variable interest rate swap with an effective date of September 30, 2004 and a maturity date of March 30, 2010, cancelable by the counterparty at par beginning on March 30, 2006 and on each semi-annual period thereafter until maturity (the hedging instrument), as a fair value hedge of $9,828,000 of fixed-rate CDs with the same maturity date and containing a mirror-image call option in which the CDs may be called by the Company at par beginning on March 30, 2006 and on each semi-annual period thereafter until maturity (the hedged item). Additionally, a portion of the CDs may be put back to the Company at par due to the death or adjudication of incompetence of an individual CD holder. The Company will pay a floating rate on the swap equal to 3-month LIBOR (set in arrears) minus 15 basis points and receive a fixed rate of 4.00% on the swap (matching the fixed rate paid on the CDs):
Effectiveness of the Hedging Relationship: The key features and terms of the interest rate swap and of the hedged item are summarized below:

•	The notional amount of the swap does not equal the principal amount of the CDs being hedged (at inception);

•	The fair value of the swap is not zero at inception of the hedging relationship (i.e. the fair value of the swap is not zero on the redesignation date);

•	The CDs and the interest rate swap contain a series of mirror-image embedded call options. The series of call options embedded in the swap are considered a mirror image of the call options embedded in the CDs because (1) the terms of the two call options match (including matching maturities, strike price, timing and frequency of payments, and dates on which the instruments may be called) and (2) the Company is the purchaser of the call option in the CDs and the writer of the call option in the swap;

•	The fixed rate received on the swap matches the fixed rate paid on the CDs;

•	The index on which the variable leg of the swap is based matches the benchmark interest rate (LIBOR) designated as the interest rate risk being hedged for this hedging relationship;

•	The expiration date of the swap matches the maturity date of the CDs;

•	There is no floor or ceiling on the variable interest rate of the swap;

•	The variable leg of interest rate swap reprices quarterly based on 3-month LIBOR (set in arrears);

•	Based on the Company’s current assessment, the likelihood of the swap counterparty (JP Morgan Chase) not defaulting is probable.
Since (1) the key features and terms as enumerated above for the swap and hedged item match at inception, except for the initial fair values and the notional / principal mismatch of the swap and CDs as described above, (2) it is probable that the swap counterparty will not default on its obligations under the swap, and (3) both the swap and hedged item were subjected to parallel interest rate shocks of the LIBOR swap curve at inception of + / – 50 and + / – 100 basis points, which resulted in highly effective hedge ratios between .8 and 1.25 (the detailed calculations related to the results are retained separately by the Company as part of its hedge documentation), the Company expects at inception that the hedging relationship will be highly effective at achieving offsetting changes in fair value attributable to the risk being hedged.
Effectiveness Assessments and Measurement of Ineffectiveness: Although the Company expects that the hedging relationship will be highly effective as described above, it may not assume no ineffectiveness in this hedging relationship because (1) the fair value of the swap at the inception of the hedging relationship is not zero (as described above) and (2) the principal amount of the CDs may not match the notional amount of the swap over the entire life of the hedging relationship due to the existence of the “death put” feature in the CDs, which will continue to result in the CD being “over-hedged” as death puts are exercised. (Note: The principal/notional mismatch will be evaluated quarterly to determine whether the mismatch could cause the hedging relationship to fail hedge accounting prospectively. The Company will evaluate on a quarterly basis whether a portion of the hedging relationship should be terminated or dedesignated, as necessary.)
Accordingly, each period (at least quarterly), hedge ineffectiveness will be measured by comparing the cumulative change in the fair value of the swap with the cumulative change in fair value of the hedged item attributable to changes in the benchmark interest rate being hedged. The change in the hedged item’s fair value attributable to changes in the benchmark interest rate since the inception of the hedging relationship will be determined as the difference between two present value calculations, both as of the end of the quarter, that exclude or include, respectively, the effect of changes in the benchmark interest rate during the period from inception of the hedge to the end of the quarter. The discount rates used for those two present value calculations each quarter will be, respectively (a) the discount rate equal to the benchmark interest rate (the LIBOR swap rate) at the inception of the hedging relationship and (b) the discount rate equal to the benchmark interest rate at the inception of the hedging relationship adjusted (up or down) for changes in the benchmark rate from the inception of the hedge to the ending date of the quarter for which the change in fair value is being calculated. Both present value calculations are computed using the estimated (i.e., contractual) future cash flows for the hedged item as of the end of the period for which the change in fair value is being calculated. (Refer to SFAS No. 133, paragraphs 120A – 120D for an example of this type of methodology for calculating the changes in fair value of the hedged item attributable to changes in the benchmark interest rate. As noted in the footnote to paragraph 120 C, the Board did not provide specific guidance on the discount rate that must be used in the calculation; accordingly, the Company has specified that the discount rate should be based on the LIBOR swap rate at the inception of the hedging relationship.)
With respect to prospective and retrospective assessments of hedge effectiveness, it is possible at any hedge effectiveness assessment date that there has been an insignificant change in the hedged benchmark interest rate. Such an insignificant change may produce an effectiveness ratio that is distorted and is not indicative of the actual effectiveness of the hedging relationship because the overall changes in fair value of the swap and the hedged item are negligible. In such instances, the effectiveness ratio may not appear to be “highly effective” (between .8 and 1.25), due to a “law of small numbers” problem with the hedge ratio.
Therefore, to obtain a more accurate assessment of the effectiveness of the hedging relationship (note that the following does not apply to the measurement and recording of hedge ineffectiveness, which is based on the results/measurement described above), each period the Company will perform prospective and retrospective assessments of hedge effectiveness by performing the calculations described above in conjunction with a shock analysis to remove the effect of the law of small numbers, as follows: the same inception discount rates will continue to be used (as described in (a) above), but the end of quarter discount rates (as described in (b) above) will be subjected to parallel interest rate shocks of + / – 50 and + / – 100 basis points, and the resulting changes in fair value of the swap and hedged item will be compared based on those additional calculations. The effectiveness ratios produced by the base-case effectiveness ratio and the parallel interest rate shocks, as well as any changes in the counterparty’s creditworthiness, will all be considered in the assessment of whether the hedge is considered highly effective (as defined above).1

[1]	Ernst & Young’s Financial Reporting Developments handbook, Accounting for Derivative Instruments and Hedging Activities: A Comprehensive Analysis of FASB Statement 133, as Amended and Interpreted, pages 4.54–4.55 states: “A simpler statistical approach than regression might suffice in certain situations, such as scenarios where the basis differentials are very minor or non-existent and the only concern with respect to the dollar offset method is “the law of small numbers” problem. In these situations, we believe that a company could set up a dollar

Impact on the Financial Statements: When financial statements are prepared, adjustments will be made to record the swap at fair value on the balance sheet, with changes in fair value recorded in earnings. The carrying value of the hedged item will also be adjusted through earnings based on changes in fair value attributable to changes in the benchmark interest rate, as described above. The amount of any carrying value adjustment will be amortized into earnings over the remaining life of the hedged item. Hedge ineffectiveness will be recognized in earnings to the extent that the changes in fair value (attributable to changes in the benchmark interest rate) of the swap and hedged item do not completely offset.
Tax Designation: This transaction is identified for tax purposes as a hedge pursuant to Treasury Regulation 1.1221-2(e). The item being hedged is a fixed rate CD. The type of risk being hedged is interest rate risk.
offset calculation procedure that permits the consideration of the “notional base” against which the fair values or cash flows of the derivative and the hedged items are compared. A company would then have to establish the “pass/fail” parameters for what would be considered “highly effective” under this type of calculation. The goal of such an analysis would be to continue to justify a hedge as “highly effective” even when a poor dollar offset is achieved, but only because the overall dollar change in fair value of the derivative was negligible relative to the notional amount of the derivative. This type of calculation, we believe, could be considered one of the “other statistical analyses” that E7 permits.”

Attachment II
Sovereign Bancorp
Hedge Effectiveness Testing

Shock		Beg of Pd		Hedge	Hedged Item				Hedge Change
(bps)	CRN	Date	Value Date	Change	Change	Ineffectiveness ($)	Effectiveness %	Notional	% of Notional
-100	CFSOVEREIGN2005050201	12/31/2005	12/31/2005	54,313	(56,867)	(2,554)	96%	15,000,000	0.36%
-50	CFSOVEREIGN2005050201	12/31/2005	12/31/2005	28,118	(30,609)	(2,490)	92%	15,000,000	0.19%
0	CFSOVEREIGN2005050201	12/31/2005	12/31/2005	2,073	(4,442)	(2,369)	47%	15,000,000	0.01%
50	CFSOVEREIGN2005050201	12/31/2005	12/31/2005	(23,824)	21,635	(2,190)	110%	15,000,000	0.16%
100	CFSOVEREIGN2005050201	12/31/2005	12/31/2005	(49,575)	47,621	(1,954)	104%	15,000,000	0.33%

-100	CFSOVEREIGN2005041102	12/31/2005	12/31/2005	191,339	(194,162)	(2,824)	99%	15,000,000	1.28%
-50	CFSOVEREIGN2005041102	12/31/2005	12/31/2005	100,773	(102,850)	(2,078)	98%	15,000,000	0.67%
0	CFSOVEREIGN2005041102	12/31/2005	12/31/2005	11,458	(12,651)	(1,193)	91%	15,000,000	0.08%
50	CFSOVEREIGN2005041102	12/31/2005	12/31/2005	(76,629)	76,454	(174)	100%	15,000,000	0.51%
100	CFSOVEREIGN2005041102	12/31/2005	12/31/2005	(163,512)	164,487	974	99%	15,000,000	1.09%

-100	CFSOVEREIGN2005041101	12/31/2005	12/31/2005	76,015	(80,345)	(4,330)	95%	25,000,000	0.30%
-50	CFSOVEREIGN2005041101	12/31/2005	12/31/2005	39,402	(43,541)	(4,139)	90%	25,000,000	0.16%
0	CFSOVEREIGN2005041101	12/31/2005	12/31/2005	2,978	(6,845)	(3,866)	44%	25,000,000	0.01%
50	CFSOVEREIGN2005041101	12/31/2005	12/31/2005	(33,256)	29,744	(3,512)	112%	25,000,000	0.13%
100	CFSOVEREIGN2005041101	12/31/2005	12/31/2005	(69,303)	66,226	(3,077)	105%	25,000,000	0.28%

-100	CFSOVEREIGN2005040401	12/31/2005	12/31/2005	71,165	(75,395)	(4,231)	94%	25,000,000	0.28%
-50	CFSOVEREIGN2005040401	12/31/2005	12/31/2005	36,920	(40,976)	(4,055)	90%	25,000,000	0.15%
0	CFSOVEREIGN2005040401	12/31/2005	12/31/2005	2,847	(6,650)	(3,803)	43%	25,000,000	0.01%
50	CFSOVEREIGN2005040401	12/31/2005	12/31/2005	(31,056)	27,582	(3,474)	113%	25,000,000	0.12%
100	CFSOVEREIGN2005040401	12/31/2005	12/31/2005	(64,791)	61,721	(3,070)	105%	25,000,000	0.26%

-100	CFSOVEREIGN2005032802	12/31/2005	12/31/2005	39,845	(42,283)	(2,438)	94%	15,000,000	0.27%
-50	CFSOVEREIGN2005032802	12/31/2005	12/31/2005	20,709	(23,054)	(2,345)	90%	15,000,000	0.14%
0	CFSOVEREIGN2005032802	12/31/2005	12/31/2005	1,665	(3,874)	(2,209)	43%	15,000,000	0.01%
50	CFSOVEREIGN2005032802	12/31/2005	12/31/2005	(17,287)	15,258	(2,030)	113%	15,000,000	0.12%
100	CFSOVEREIGN2005032802	12/31/2005	12/31/2005	(36,149)	34,342	(1,808)	105%	15,000,000	0.24%

-100	CFSOVEREIGN2005031601	12/31/2005	12/31/2005	49,029	(52,027)	(2,999)	94%	20,000,000	0.25%
-50	CFSOVEREIGN2005031601	12/31/2005	12/31/2005	25,477	(28,490)	(3,013)	89%	20,000,000	0.13%
0	CFSOVEREIGN2005031601	12/31/2005	12/31/2005	2,034	(5,007)	(2,974)	41%	20,000,000	0.01%
50	CFSOVEREIGN2005031601	12/31/2005	12/31/2005	(21,301)	18,420	(2,881)	116%	20,000,000	0.11%
100	CFSOVEREIGN2005031601	12/31/2005	12/31/2005	(44,527)	41,792	(2,735)	107%	20,000,000	0.22%

Shock		Beg of Pd		Hedge	Hedged Item				Hedge Change
(bps)	CRN	Date	Value Date	Change	Change	Ineffectiveness ($)	Effectiveness %	Notional	% of Notional
-100	CFSOVEREIGN2005030102	12/31/2005	12/31/2005	265,596	(256,081)	9,515	104%	10,000,000	2.66%
-50	CFSOVEREIGN2005030102	12/31/2005	12/31/2005	175,395	(170,593)	4,802	103%	10,000,000	1.75%
0	CFSOVEREIGN2005030102	12/31/2005	12/31/2005	15,014	(17,615)	(2,601)	85%	10,000,000	0.15%
50	CFSOVEREIGN2005030102	12/31/2005	12/31/2005	(186,865)	175,292	(11,573)	107%	10,000,000	1.87%
100	CFSOVEREIGN2005030102	12/31/2005	12/31/2005	(411,972)	390,571	(21,401)	105%	10,000,000	4.12%

-100	CFSOVEREIGN2005022401	12/31/2005	12/31/2005	360,281	(355,239)	5,042	101%	15,000,000	2.40%
-50	CFSOVEREIGN2005022401	12/31/2005	12/31/2005	220,526	(218,347)	2,179	101%	15,000,000	1.47%
0	CFSOVEREIGN2005022401	12/31/2005	12/31/2005	27,494	(29,074)	(1,579)	95%	15,000,000	0.18%
50	CFSOVEREIGN2005022401	12/31/2005	12/31/2005	(195,735)	189,901	(5,834)	103%	15,000,000	1.30%
100	CFSOVEREIGN2005022401	12/31/2005	12/31/2005	(434,189)	423,863	(10,326)	102%	15,000,000	2.89%

-100	CFSOVEREIGN2005021601	12/31/2005	12/31/2005	498,647	(489,060)	9,587	102%	15,000,000	3.32%
-50	CFSOVEREIGN2005021601	12/31/2005	12/31/2005	312,814	(309,197)	3,617	101%	15,000,000	2.09%
0	CFSOVEREIGN2005021601	12/31/2005	12/31/2005	21,132	(25,555)	(4,423)	83%	15,000,000	0.14%
50	CFSOVEREIGN2005021601	12/31/2005	12/31/2005	(332,738)	319,091	(13,646)	104%	15,000,000	2.22%
100	CFSOVEREIGN2005021601	12/31/2005	12/31/2005	(720,203)	696,728	(23,475)	103%	15,000,000	4.80%

-100	CFSOVEREIGN2005021402	12/31/2005	12/31/2005	286,651	(286,956)	(305)	100%	15,000,000	1.91%
-50	CFSOVEREIGN2005021402	12/31/2005	12/31/2005	172,466	(173,384)	(918)	99%	15,000,000	1.15%
0	CFSOVEREIGN2005021402	12/31/2005	12/31/2005	22,278	(23,971)	(1,693)	93%	15,000,000	0.15%
50	CFSOVEREIGN2005021402	12/31/2005	12/31/2005	(144,280)	141,750	(2,530)	102%	15,000,000	0.96%
100	CFSOVEREIGN2005021402	12/31/2005	12/31/2005	(317,641)	314,260	(3,381)	101%	15,000,000	2.12%

-100	CFSOVEREIGN2005020201	12/31/2005	12/31/2005	282,150	(284,423)	(2,274)	99%	15,000,000	1.88%
-50	CFSOVEREIGN2005020201	12/31/2005	12/31/2005	169,692	(171,864)	(2,172)	99%	15,000,000	1.13%
0	CFSOVEREIGN2005020201	12/31/2005	12/31/2005	21,694	(23,725)	(2,031)	91%	15,000,000	0.14%
50	CFSOVEREIGN2005020201	12/31/2005	12/31/2005	(142,339)	140,488	(1,851)	101%	15,000,000	0.95%
100	CFSOVEREIGN2005020201	12/31/2005	12/31/2005	(312,645)	311,012	(1,632)	101%	15,000,000	2.08%

-100	CFSOVEREIGN2005012601	12/31/2005	12/31/2005	314,956	(304,608)	10,348	103%	10,000,000	3.15%
-50	CFSOVEREIGN2005012601	12/31/2005	12/31/2005	202,678	(197,839)	4,839	102%	10,000,000	2.03%
0	CFSOVEREIGN2005012601	12/31/2005	12/31/2005	13,581	(16,413)	(2,832)	83%	10,000,000	0.14%
50	CFSOVEREIGN2005012601	12/31/2005	12/31/2005	(217,405)	205,759	(11,647)	106%	10,000,000	2.17%
100	CFSOVEREIGN2005012601	12/31/2005	12/31/2005	(471,687)	450,621	(21,066)	105%	10,000,000	4.72%

-100	CFSOVEREIGN2005012502	12/31/2005	12/31/2005	246,975	(239,126)	7,849	103%	10,000,000	2.47%
-50	CFSOVEREIGN2005012502	12/31/2005	12/31/2005	151,093	(146,942)	4,151	103%	10,000,000	1.51%
0	CFSOVEREIGN2005012502	12/31/2005	12/31/2005	18,687	(19,529)	(843)	96%	10,000,000	0.19%

Shock		Beg of Pd		Hedge	Hedged Item				Hedge Change
(bps)	CRN	Date	Value Date	Change	Change	Ineffectiveness ($)	Effectiveness %	Notional	% of Notional
50	CFSOVEREIGN2005012502	12/31/2005	12/31/2005	(132,065)	125,585	(6,480)	105%	10,000,000	1.32%
100	CFSOVEREIGN2005012502	12/31/2005	12/31/2005	(291,846)	279,418	(12,428)	104%	10,000,000	2.92%

-100	CFSOVEREIGN2005011802	12/31/2005	12/31/2005	105,787	(106,777)	(990)	99%	10,000,000	1.06%
-50	CFSOVEREIGN2005011802	12/31/2005	12/31/2005	55,575	(56,544)	(969)	98%	10,000,000	0.56%
0	CFSOVEREIGN2005011802	12/31/2005	12/31/2005	5,990	(6,824)	(834)	88%	10,000,000	0.06%
50	CFSOVEREIGN2005011802	12/31/2005	12/31/2005	(42,978)	42,389	(589)	101%	10,000,000	0.43%
100	CFSOVEREIGN2005011802	12/31/2005	12/31/2005	(91,340)	91,105	(235)	100%	10,000,000	0.91%

-100	CFSOVEREIGN2005010501	12/31/2005	12/31/2005	295,857	(288,042)	7,815	103%	10,000,000	2.96%
-50	CFSOVEREIGN2005010501	12/31/2005	12/31/2005	190,602	(187,376)	3,226	102%	10,000,000	1.91%
0	CFSOVEREIGN2005010501	12/31/2005	12/31/2005	13,814	(16,707)	(2,893)	83%	10,000,000	0.14%
50	CFSOVEREIGN2005010501	12/31/2005	12/31/2005	(206,923)	196,998	(9,925)	105%	10,000,000	2.07%
100	CFSOVEREIGN2005010501	12/31/2005	12/31/2005	(452,928)	435,477	(17,451)	104%	10,000,000	4.53%

-100	CFSOVEREIGN2005010401	12/31/2005	12/31/2005	250,753	(244,404)	6,350	103%	10,000,000	2.51%
-50	CFSOVEREIGN2005010401	12/31/2005	12/31/2005	154,381	(151,197)	3,184	102%	10,000,000	1.54%
0	CFSOVEREIGN2005010401	12/31/2005	12/31/2005	18,737	(19,770)	(1,033)	95%	10,000,000	0.19%
50	CFSOVEREIGN2005010401	12/31/2005	12/31/2005	(138,085)	132,280	(5,805)	104%	10,000,000	1.38%
100	CFSOVEREIGN2005010401	12/31/2005	12/31/2005	(305,785)	294,937	(10,848)	104%	10,000,000	3.06%

-100	CFSOVEREIGN2004092208	12/31/2005	12/31/2005	73,667	(76,153)	(2,486)	97%	10,000,000	0.74%
-50	CFSOVEREIGN2004092208	12/31/2005	12/31/2005	38,585	(40,362)	(1,777)	96%	10,000,000	0.39%
0	CFSOVEREIGN2004092208	12/31/2005	12/31/2005	3,836	(4,829)	(993)	79%	10,000,000	0.04%
50	CFSOVEREIGN2004092208	12/31/2005	12/31/2005	(30,583)	30,448	(135)	100%	10,000,000	0.31%
100	CFSOVEREIGN2004092208	12/31/2005	12/31/2005	(64,676)	65,472	796	99%	10,000,000	0.65%

-100	CFSOVEREIGN2004092207	12/31/2005	12/31/2005	174,504	(172,947)	1,557	101%	10,000,000	1.75%
-50	CFSOVEREIGN2004092207	12/31/2005	12/31/2005	92,724	(91,887)	837	101%	10,000,000	0.93%
0	CFSOVEREIGN2004092207	12/31/2005	12/31/2005	11,851	(11,872)	(21)	100%	10,000,000	0.12%
50	CFSOVEREIGN2004092207	12/31/2005	12/31/2005	(68,130)	67,120	(1,009)	102%	10,000,000	0.68%
100	CFSOVEREIGN2004092207	12/31/2005	12/31/2005	(147,234)	145,111	(2,123)	101%	10,000,000	1.47%

-100	CFSOVEREIGN2004092001	12/31/2005	12/31/2005	280,893	(276,396)	4,496	102%	10,000,000	2.81%
-50	CFSOVEREIGN2004092001	12/31/2005	12/31/2005	165,147	(163,142)	2,004	101%	10,000,000	1.65%
0	CFSOVEREIGN2004092001	12/31/2005	12/31/2005	19,966	(20,944)	(978)	95%	10,000,000	0.20%
50	CFSOVEREIGN2004092001	12/31/2005	12/31/2005	(139,871)	135,675	(4,197)	103%	10,000,000	1.40%
100	CFSOVEREIGN2004092001	12/31/2005	12/31/2005	(306,077)	298,567	(7,510)	103%	10,000,000	3.06%

Shock		Beg of Pd		Hedge	Hedged Item				Hedge Change
(bps)	CRN	Date	Value Date	Change	Change	Ineffectiveness ($)	Effectiveness %	Notional	% of Notional
-100	CFSOVEREIGN2004091305	12/31/2005	12/31/2005	173,490	(168,511)	4,978	103%	10,000,000	1.73%
-50	CFSOVEREIGN2004091305	12/31/2005	12/31/2005	92,143	(89,511)	2,632	103%	10,000,000	0.92%
0	CFSOVEREIGN2004091305	12/31/2005	12/31/2005	11,697	(11,534)	163	101%	10,000,000	0.12%
50	CFSOVEREIGN2004091305	12/31/2005	12/31/2005	(67,864)	65,441	(2,423)	104%	10,000,000	0.68%
100	CFSOVEREIGN2004091305	12/31/2005	12/31/2005	(146,554)	141,432	(5,121)	104%	10,000,000	1.47%

-100	CFSOVEREIGN2004091303	12/31/2005	12/31/2005	358,667	(357,850)	816	100%	10,000,000	3.59%
-50	CFSOVEREIGN2004091303	12/31/2005	12/31/2005	188,473	(188,589)	(116)	100%	10,000,000	1.88%
0	CFSOVEREIGN2004091303	12/31/2005	12/31/2005	21,678	(22,694)	(1,017)	96%	10,000,000	0.22%
50	CFSOVEREIGN2004091303	12/31/2005	12/31/2005	(141,799)	139,913	(1,886)	101%	10,000,000	1.42%
100	CFSOVEREIGN2004091303	12/31/2005	12/31/2005	(302,034)	299,310	(2,724)	101%	10,000,000	3.02%

-100	CFSOVEREIGN2004091302	12/31/2005	12/31/2005	301,714	(293,098)	8,616	103%	10,000,000	3.02%
-50	CFSOVEREIGN2004091302	12/31/2005	12/31/2005	194,480	(190,427)	4,053	102%	10,000,000	1.94%
0	CFSOVEREIGN2004091302	12/31/2005	12/31/2005	14,310	(16,470)	(2,159)	87%	10,000,000	0.14%
50	CFSOVEREIGN2004091302	12/31/2005	12/31/2005	(207,673)	198,388	(9,285)	105%	10,000,000	2.08%
100	CFSOVEREIGN2004091302	12/31/2005	12/31/2005	(453,450)	436,549	(16,901)	104%	10,000,000	4.53%

-100	CFSOVEREIGN2004091301	12/31/2005	12/31/2005	254,987	(249,930)	5,057	102%	10,000,000	2.55%
-50	CFSOVEREIGN2004091301	12/31/2005	12/31/2005	156,151	(154,617)	1,534	101%	10,000,000	1.56%
0	CFSOVEREIGN2004091301	12/31/2005	12/31/2005	16,049	(18,773)	(2,723)	85%	10,000,000	0.16%
50	CFSOVEREIGN2004091301	12/31/2005	12/31/2005	(154,066)	146,566	(7,500)	105%	10,000,000	1.54%
100	CFSOVEREIGN2004091301	12/31/2005	12/31/2005	(346,171)	333,529	(12,642)	104%	10,000,000	3.46%

-100	CFSOVEREIGN2004090801	12/31/2005	12/31/2005	284,931	(273,737)	11,195	104%	10,000,000	2.85%
-50	CFSOVEREIGN2004090801	12/31/2005	12/31/2005	184,483	(178,724)	5,759	103%	10,000,000	1.84%
0	CFSOVEREIGN2004090801	12/31/2005	12/31/2005	14,225	(16,210)	(1,985)	88%	10,000,000	0.14%
50	CFSOVEREIGN2004090801	12/31/2005	12/31/2005	(199,834)	188,683	(11,151)	106%	10,000,000	2.00%
100	CFSOVEREIGN2004090801	12/31/2005	12/31/2005	(439,133)	418,026	(21,106)	105%	10,000,000	4.39%

-100	CFSOVEREIGN2004090702	12/31/2005	12/31/2005	207,646	(194,846)	12,800	107%	15,000,000	1.38%
-50	CFSOVEREIGN2004090702	12/31/2005	12/31/2005	126,513	(120,321)	6,193	105%	15,000,000	0.84%
0	CFSOVEREIGN2004090702	12/31/2005	12/31/2005	17,481	(18,105)	(624)	97%	15,000,000	0.12%
50	CFSOVEREIGN2004090702	12/31/2005	12/31/2005	(114,334)	106,737	(7,596)	107%	15,000,000	0.76%
100	CFSOVEREIGN2004090702	12/31/2005	12/31/2005	(262,418)	247,765	(14,653)	106%	15,000,000	1.75%

-100	CFSOVEREIGN2004090701	12/31/2005	12/31/2005	241,374	(240,044)	1,330	101%	10,000,000	2.41%
-50	CFSOVEREIGN2004090701	12/31/2005	12/31/2005	144,276	(143,973)	303	100%	10,000,000	1.44%
0	CFSOVEREIGN2004090701	12/31/2005	12/31/2005	18,212	(19,119)	(907)	95%	10,000,000	0.18%

Shock		Beg of Pd		Hedge	Hedged Item				Hedge Change
(bps)	CRN	Date	Value Date	Change	Change	Ineffectiveness ($)	Effectiveness %	Notional	% of Notional
50	CFSOVEREIGN2004090701	12/31/2005	12/31/2005	(122,796)	120,595	(2,201)	102%	10,000,000	1.23%
100	CFSOVEREIGN2004090701	12/31/2005	12/31/2005	(270,616)	267,093	(3,524)	101%	10,000,000	2.71%

-100	CFSOVEREIGN2004083001	12/31/2005	12/31/2005	68,749	(70,591)	(1,842)	97%	10,000,000	0.69%
-50	CFSOVEREIGN2004083001	12/31/2005	12/31/2005	35,892	(37,429)	(1,537)	96%	10,000,000	0.36%
0	CFSOVEREIGN2004083001	12/31/2005	12/31/2005	3,331	(4,490)	(1,159)	74%	10,000,000	0.03%
50	CFSOVEREIGN2004083001	12/31/2005	12/31/2005	(28,937)	28,230	(707)	103%	10,000,000	0.29%
100	CFSOVEREIGN2004083001	12/31/2005	12/31/2005	(60,917)	60,732	(184)	100%	10,000,000	0.61%

-100	CFSOVEREIGN2004082601	12/31/2005	12/31/2005	464,914	(460,111)	4,802	101%	20,000,000	2.32%
-50	CFSOVEREIGN2004082601	12/31/2005	12/31/2005	282,380	(281,809)	571	100%	20,000,000	1.41%
0	CFSOVEREIGN2004082601	12/31/2005	12/31/2005	32,961	(37,423)	(4,462)	88%	20,000,000	0.16%
50	CFSOVEREIGN2004082601	12/31/2005	12/31/2005	(262,542)	252,518	(10,024)	104%	20,000,000	1.31%
100	CFSOVEREIGN2004082601	12/31/2005	12/31/2005	(590,721)	574,782	(15,939)	103%	20,000,000	2.95%

-100	CFSOVEREIGN2004082301	12/31/2005	12/31/2005	137,403	(129,994)	7,409	106%	10,000,000	1.37%
-50	CFSOVEREIGN2004082301	12/31/2005	12/31/2005	83,684	(80,262)	3,422	104%	10,000,000	0.84%
0	CFSOVEREIGN2004082301	12/31/2005	12/31/2005	11,444	(12,010)	(566)	95%	10,000,000	0.11%
50	CFSOVEREIGN2004082301	12/31/2005	12/31/2005	(75,760)	71,216	(4,543)	106%	10,000,000	0.76%
100	CFSOVEREIGN2004082301	12/31/2005	12/31/2005	(173,735)	165,239	(8,496)	105%	10,000,000	1.74%

-100	CFSOVEREIGN2004081901	12/31/2005	12/31/2005	249,025	(247,127)	1,898	101%	10,000,000	2.49%
-50	CFSOVEREIGN2004081901	12/31/2005	12/31/2005	147,700	(147,104)	595	100%	10,000,000	1.48%
0	CFSOVEREIGN2004081901	12/31/2005	12/31/2005	18,312	(19,267)	(955)	95%	10,000,000	0.18%
50	CFSOVEREIGN2004081901	12/31/2005	12/31/2005	(124,780)	122,163	(2,616)	102%	10,000,000	1.25%
100	CFSOVEREIGN2004081901	12/31/2005	12/31/2005	(273,836)	269,521	(4,315)	102%	10,000,000	2.74%

-100	CFSOVEREIGN2004081306	12/31/2005	12/31/2005	350,906	(348,871)	2,035	101%	10,000,000	3.51%
-50	CFSOVEREIGN2004081306	12/31/2005	12/31/2005	184,380	(183,944)	436	100%	10,000,000	1.84%
0	CFSOVEREIGN2004081306	12/31/2005	12/31/2005	21,115	(22,226)	(1,111)	95%	10,000,000	0.21%
50	CFSOVEREIGN2004081306	12/31/2005	12/31/2005	(138,964)	136,355	(2,609)	102%	10,000,000	1.39%
100	CFSOVEREIGN2004081306	12/31/2005	12/31/2005	(295,930)	291,872	(4,058)	101%	10,000,000	2.96%

-100	CFSOVEREIGN2004081101	12/31/2005	12/31/2005	221,815	(217,819)	3,997	102%	10,000,000	2.22%
-50	CFSOVEREIGN2004081101	12/31/2005	12/31/2005	135,164	(133,284)	1,880	101%	10,000,000	1.35%
0	CFSOVEREIGN2004081101	12/31/2005	12/31/2005	17,056	(17,933)	(877)	95%	10,000,000	0.17%
50	CFSOVEREIGN2004081101	12/31/2005	12/31/2005	(118,058)	114,088	(3,969)	103%	10,000,000	1.18%
100	CFSOVEREIGN2004081101	12/31/2005	12/31/2005	(261,193)	253,987	(7,207)	103%	10,000,000	2.61%

Shock		Beg of Pd		Hedge	Hedged Item				Hedge Change
(bps)	CRN	Date	Value Date	Change	Change	Ineffectiveness ($)	Effectiveness %	Notional	% of Notional
-100	CFSOVEREIGN2004081001	12/31/2005	12/31/2005	244,070	(246,055)	(1,985)	99%	10,000,000	2.44%
-50	CFSOVEREIGN2004081001	12/31/2005	12/31/2005	143,152	(144,614)	(1,462)	99%	10,000,000	1.43%
0	CFSOVEREIGN2004081001	12/31/2005	12/31/2005	17,214	(18,729)	(1,515)	92%	10,000,000	0.17%
50	CFSOVEREIGN2004081001	12/31/2005	12/31/2005	(121,103)	119,244	(1,858)	102%	10,000,000	1.21%
100	CFSOVEREIGN2004081001	12/31/2005	12/31/2005	(264,803)	262,469	(2,333)	101%	10,000,000	2.65%

-100	CFSOVEREIGN2004080204	12/31/2005	12/31/2005	351,390	(347,213)	4,178	101%	10,000,000	3.51%
-50	CFSOVEREIGN2004080204	12/31/2005	12/31/2005	184,654	(183,090)	1,564	101%	10,000,000	1.85%
0	CFSOVEREIGN2004080204	12/31/2005	12/31/2005	21,163	(22,145)	(982)	96%	10,000,000	0.21%
50	CFSOVEREIGN2004080204	12/31/2005	12/31/2005	(139,157)	135,694	(3,462)	103%	10,000,000	1.39%
100	CFSOVEREIGN2004080204	12/31/2005	12/31/2005	(296,377)	290,500	(5,877)	102%	10,000,000	2.96%

-100	CFSOVEREIGN2004080203	12/31/2005	12/31/2005	161,029	(158,889)	2,140	101%	10,000,000	1.61%
-50	CFSOVEREIGN2004080203	12/31/2005	12/31/2005	85,263	(84,287)	976	101%	10,000,000	0.85%
0	CFSOVEREIGN2004080203	12/31/2005	12/31/2005	10,389	(10,691)	(302)	97%	10,000,000	0.10%
50	CFSOVEREIGN2004080203	12/31/2005	12/31/2005	(63,612)	61,920	(1,691)	103%	10,000,000	0.64%
100	CFSOVEREIGN2004080203	12/31/2005	12/31/2005	(136,755)	133,568	(3,187)	102%	10,000,000	1.37%

-100	CFSOVEREIGN2004080202	12/31/2005	12/31/2005	61,303	(63,316)	(2,013)	97%	10,000,000	0.61%
-50	CFSOVEREIGN2004080202	12/31/2005	12/31/2005	31,933	(33,631)	(1,698)	95%	10,000,000	0.32%
0	CFSOVEREIGN2004080202	12/31/2005	12/31/2005	2,806	(4,124)	(1,318)	68%	10,000,000	0.03%
50	CFSOVEREIGN2004080202	12/31/2005	12/31/2005	(26,082)	25,208	(874)	103%	10,000,000	0.26%
100	CFSOVEREIGN2004080202	12/31/2005	12/31/2005	(54,732)	54,365	(367)	101%	10,000,000	0.55%

-100	CFSOVEREIGN2004072704	12/31/2005	12/31/2005	349,995	(340,119)	9,876	103%	10,000,000	3.50%
-50	CFSOVEREIGN2004072704	12/31/2005	12/31/2005	183,981	(179,376)	4,606	103%	10,000,000	1.84%
0	CFSOVEREIGN2004072704	12/31/2005	12/31/2005	21,175	(21,725)	(551)	97%	10,000,000	0.21%
50	CFSOVEREIGN2004072704	12/31/2005	12/31/2005	(138,499)	132,903	(5,596)	104%	10,000,000	1.38%
100	CFSOVEREIGN2004072704	12/31/2005	12/31/2005	(295,109)	284,576	(10,533)	104%	10,000,000	2.95%

-100	CFSOVEREIGN2004072703	12/31/2005	12/31/2005	159,234	(155,989)	3,245	102%	10,000,000	1.59%
-50	CFSOVEREIGN2004072703	12/31/2005	12/31/2005	84,318	(82,730)	1,588	102%	10,000,000	0.84%
0	CFSOVEREIGN2004072703	12/31/2005	12/31/2005	10,289	(10,466)	(177)	98%	10,000,000	0.10%
50	CFSOVEREIGN2004072703	12/31/2005	12/31/2005	(62,872)	60,824	(2,047)	103%	10,000,000	0.63%
100	CFSOVEREIGN2004072703	12/31/2005	12/31/2005	(135,179)	131,162	(4,017)	103%	10,000,000	1.35%

-100	CFSOVEREIGN2004072702	12/31/2005	12/31/2005	58,684	(60,494)	(1,810)	97%	10,000,000	0.59%
-50	CFSOVEREIGN2004072702	12/31/2005	12/31/2005	30,575	(32,157)	(1,582)	95%	10,000,000	0.31%
0	CFSOVEREIGN2004072702	12/31/2005	12/31/2005	2,692	(3,982)	(1,290)	68%	10,000,000	0.03%

Shock		Beg of Pd		Hedge	Hedged Item				Hedge Change
(bps)	CRN	Date	Value Date	Change	Change	Ineffectiveness ($)	Effectiveness %	Notional	% of Notional
50	CFSOVEREIGN2004072702	12/31/2005	12/31/2005	(24,968)	24,033	(934)	104%	10,000,000	0.25%
100	CFSOVEREIGN2004072702	12/31/2005	12/31/2005	(52,407)	51,890	(517)	101%	10,000,000	0.52%

-100	CFSOVEREIGN2004072601	12/31/2005	12/31/2005	272,364	(273,513)	(1,149)	100%	15,000,000	1.82%
-50	CFSOVEREIGN2004072601	12/31/2005	12/31/2005	166,412	(167,896)	(1,484)	99%	15,000,000	1.11%
0	CFSOVEREIGN2004072601	12/31/2005	12/31/2005	21,739	(23,607)	(1,868)	92%	15,000,000	0.14%
50	CFSOVEREIGN2004072601	12/31/2005	12/31/2005	(140,496)	138,237	(2,259)	102%	15,000,000	0.94%
100	CFSOVEREIGN2004072601	12/31/2005	12/31/2005	(309,648)	307,011	(2,637)	101%	15,000,000	2.06%

-100	CFSOVEREIGN2004071501	12/31/2005	12/31/2005	179,005	(176,433)	2,572	101%	10,000,000	1.79%
-50	CFSOVEREIGN2004071501	12/31/2005	12/31/2005	109,371	(108,327)	1,044	101%	10,000,000	1.09%
0	CFSOVEREIGN2004071501	12/31/2005	12/31/2005	13,838	(14,842)	(1,004)	93%	10,000,000	0.14%
50	CFSOVEREIGN2004071501	12/31/2005	12/31/2005	(92,733)	89,469	(3,265)	104%	10,000,000	0.93%
100	CFSOVEREIGN2004071501	12/31/2005	12/31/2005	(204,155)	198,545	(5,610)	103%	10,000,000	2.04%

-100	CFSOVEREIGN2004070702	12/31/2005	12/31/2005	202,064	(203,721)	(1,657)	99%	10,000,000	2.02%
-50	CFSOVEREIGN2004070702	12/31/2005	12/31/2005	127,983	(129,569)	(1,586)	99%	10,000,000	1.28%
0	CFSOVEREIGN2004070702	12/31/2005	12/31/2005	9,860	(11,956)	(2,096)	82%	10,000,000	0.10%
50	CFSOVEREIGN2004070702	12/31/2005	12/31/2005	(148,799)	145,660	(3,139)	102%	10,000,000	1.49%
100	CFSOVEREIGN2004070702	12/31/2005	12/31/2005	(343,475)	338,822	(4,654)	101%	10,000,000	3.43%

-100	CFSOVEREIGN2004060903	12/31/2005	12/31/2005	341,251	(335,117)	6,134	102%	10,000,000	3.41%
-50	CFSOVEREIGN2004060903	12/31/2005	12/31/2005	179,525	(176,826)	2,699	102%	10,000,000	1.80%
0	CFSOVEREIGN2004060903	12/31/2005	12/31/2005	20,831	(21,496)	(665)	97%	10,000,000	0.21%
50	CFSOVEREIGN2004060903	12/31/2005	12/31/2005	(134,899)	130,939	(3,960)	103%	10,000,000	1.35%
100	CFSOVEREIGN2004060903	12/31/2005	12/31/2005	(287,731)	280,544	(7,187)	103%	10,000,000	2.88%

-100	CFSOVEREIGN2004060901	12/31/2005	12/31/2005	146,871	(145,636)	1,235	101%	10,000,000	1.47%
-50	CFSOVEREIGN2004060901	12/31/2005	12/31/2005	77,649	(77,143)	507	101%	10,000,000	0.78%
0	CFSOVEREIGN2004060901	12/31/2005	12/31/2005	9,293	(9,594)	(301)	97%	10,000,000	0.09%
50	CFSOVEREIGN2004060901	12/31/2005	12/31/2005	(58,216)	57,030	(1,186)	102%	10,000,000	0.58%
100	CFSOVEREIGN2004060901	12/31/2005	12/31/2005	(124,894)	122,748	(2,146)	102%	10,000,000	1.25%

-100	CFSOVEREIGN2004060801	12/31/2005	12/31/2005	507,058	(505,511)	1,547	100%	35,000,000	1.45%
-50	CFSOVEREIGN2004060801	12/31/2005	12/31/2005	306,142	(306,647)	(504)	100%	35,000,000	0.87%
0	CFSOVEREIGN2004060801	12/31/2005	12/31/2005	41,592	(44,660)	(3,068)	93%	35,000,000	0.12%
50	CFSOVEREIGN2004060801	12/31/2005	12/31/2005	(256,138)	250,223	(5,915)	102%	35,000,000	0.73%
100	CFSOVEREIGN2004060801	12/31/2005	12/31/2005	(565,017)	556,135	(8,883)	102%	35,000,000	1.61%

Shock		Beg of Pd		Hedge	Hedged Item				Hedge Change
(bps)	CRN	Date	Value Date	Change	Change	Ineffectiveness ($)	Effectiveness %	Notional	% of Notional
-100	CFSOVEREIGN2004052502	12/31/2005	12/31/2005	337,252	(334,637)	2,616	101%	10,000,000	3.37%
-50	CFSOVEREIGN2004052502	12/31/2005	12/31/2005	177,407	(176,604)	802	100%	10,000,000	1.77%
0	CFSOVEREIGN2004052502	12/31/2005	12/31/2005	20,531	(21,500)	(969)	95%	10,000,000	0.21%
50	CFSOVEREIGN2004052502	12/31/2005	12/31/2005	(133,440)	130,741	(2,699)	102%	10,000,000	1.33%
100	CFSOVEREIGN2004052502	12/31/2005	12/31/2005	(284,570)	280,182	(4,388)	102%	10,000,000	2.85%

-100	CFSOVEREIGN2004052501	12/31/2005	12/31/2005	372,305	(372,637)	(332)	100%	26,000,000	1.43%
-50	CFSOVEREIGN2004052501	12/31/2005	12/31/2005	225,239	(226,512)	(1,273)	99%	26,000,000	0.87%
0	CFSOVEREIGN2004052501	12/31/2005	12/31/2005	30,459	(32,850)	(2,391)	93%	26,000,000	0.12%
50	CFSOVEREIGN2004052501	12/31/2005	12/31/2005	(188,781)	185,160	(3,622)	102%	26,000,000	0.73%
100	CFSOVEREIGN2004052501	12/31/2005	12/31/2005	(416,201)	411,281	(4,920)	101%	26,000,000	1.60%

-100	CFSOVEREIGN2004051702	12/31/2005	12/31/2005	443,273	(388,102)	55,172	114%	35,000,000	1.27%
-50	CFSOVEREIGN2004051702	12/31/2005	12/31/2005	289,150	(261,988)	27,162	110%	35,000,000	0.83%
0	CFSOVEREIGN2004051702	12/31/2005	12/31/2005	38,633	(39,670)	(1,037)	97%	35,000,000	0.11%
50	CFSOVEREIGN2004051702	12/31/2005	12/31/2005	(293,446)	264,119	(29,327)	111%	35,000,000	0.84%
100	CFSOVEREIGN2004051702	12/31/2005	12/31/2005	(690,593)	632,994	(57,598)	109%	35,000,000	1.97%

-100	CFSOVEREIGN2004051701	12/31/2005	12/31/2005	29,740	(29,827)	(87)	100%	5,000,000	0.59%
-50	CFSOVEREIGN2004051701	12/31/2005	12/31/2005	18,095	(18,346)	(251)	99%	5,000,000	0.36%
0	CFSOVEREIGN2004051701	12/31/2005	12/31/2005	2,432	(2,864)	(432)	85%	5,000,000	0.05%
50	CFSOVEREIGN2004051701	12/31/2005	12/31/2005	(20,467)	19,838	(630)	103%	5,000,000	0.41%
100	CFSOVEREIGN2004051701	12/31/2005	12/31/2005	(50,460)	49,616	(844)	102%	5,000,000	1.01%

-100	CFSOVEREIGN2004050505	12/31/2005	12/31/2005	80,559	(81,104)	(545)	99%	5,000,000	1.61%
-50	CFSOVEREIGN2004050505	12/31/2005	12/31/2005	49,640	(50,239)	(599)	99%	5,000,000	0.99%
0	CFSOVEREIGN2004050505	12/31/2005	12/31/2005	6,491	(7,133)	(642)	91%	5,000,000	0.13%
50	CFSOVEREIGN2004050505	12/31/2005	12/31/2005	(42,764)	42,087	(677)	102%	5,000,000	0.86%
100	CFSOVEREIGN2004050505	12/31/2005	12/31/2005	(94,473)	93,771	(702)	101%	5,000,000	1.89%

-100	CFSOVEREIGN2004042901	12/31/2005	12/31/2005	103,570	(91,262)	12,307	113%	5,000,000	2.07%
-50	CFSOVEREIGN2004042901	12/31/2005	12/31/2005	70,345	(62,812)	7,533	112%	5,000,000	1.41%
0	CFSOVEREIGN2004042901	12/31/2005	12/31/2005	6,296	(6,829)	(533)	92%	5,000,000	0.13%
50	CFSOVEREIGN2004042901	12/31/2005	12/31/2005	(84,878)	73,386	(11,492)	116%	5,000,000	1.70%
100	CFSOVEREIGN2004042901	12/31/2005	12/31/2005	(193,271)	168,998	(24,274)	114%	5,000,000	3.87%

-100	CFSOVEREIGN2004042303	12/31/2005	12/31/2005	44,793	(44,979)	(186)	100%	5,000,000	0.90%
-50	CFSOVEREIGN2004042303	12/31/2005	12/31/2005	24,048	(24,455)	(408)	98%	5,000,000	0.48%
0	CFSOVEREIGN2004042303	12/31/2005	12/31/2005	2,603	(3,223)	(619)	81%	5,000,000	0.05%

Shock		Beg of Pd		Hedge	Hedged Item				Hedge Change
(bps)	CRN	Date	Value Date	Change	Change	Ineffectiveness ($)	Effectiveness %	Notional	% of Notional
50	CFSOVEREIGN2004042303	12/31/2005	12/31/2005	(20,806)	19,983	(823)	104%	5,000,000	0.42%
100	CFSOVEREIGN2004042303	12/31/2005	12/31/2005	(48,284)	47,263	(1,021)	102%	5,000,000	0.97%

-100	CFSOVEREIGN2004042302	12/31/2005	12/31/2005	183,461	(182,319)	1,142	101%	10,000,000	1.83%
-50	CFSOVEREIGN2004042302	12/31/2005	12/31/2005	117,458	(117,256)	202	100%	10,000,000	1.17%
0	CFSOVEREIGN2004042302	12/31/2005	12/31/2005	15,272	(16,366)	(1,094)	93%	10,000,000	0.15%
50	CFSOVEREIGN2004042302	12/31/2005	12/31/2005	(106,399)	103,824	(2,575)	102%	10,000,000	1.06%
100	CFSOVEREIGN2004042302	12/31/2005	12/31/2005	(237,973)	233,833	(4,140)	102%	10,000,000	2.38%

-100	CFSOVEREIGN2004042005	12/31/2005	12/31/2005	138,020	(135,787)	2,233	102%	6,000,000	2.30%
-50	CFSOVEREIGN2004042005	12/31/2005	12/31/2005	72,990	(72,164)	826	101%	6,000,000	1.22%
0	CFSOVEREIGN2004042005	12/31/2005	12/31/2005	8,843	(9,397)	(553)	94%	6,000,000	0.15%
50	CFSOVEREIGN2004042005	12/31/2005	12/31/2005	(54,436)	52,531	(1,905)	104%	6,000,000	0.91%
100	CFSOVEREIGN2004042005	12/31/2005	12/31/2005	(116,863)	113,633	(3,231)	103%	6,000,000	1.95%

-100	CFSOVEREIGN2004042003	12/31/2005	12/31/2005	77,996	(77,743)	253	100%	6,000,000	1.30%
-50	CFSOVEREIGN2004042003	12/31/2005	12/31/2005	41,088	(41,181)	(93)	100%	6,000,000	0.68%
0	CFSOVEREIGN2004042003	12/31/2005	12/31/2005	4,680	(5,081)	(401)	92%	6,000,000	0.08%
50	CFSOVEREIGN2004042003	12/31/2005	12/31/2005	(31,236)	30,567	(669)	102%	6,000,000	0.52%
100	CFSOVEREIGN2004042003	12/31/2005	12/31/2005	(66,671)	65,770	(901)	101%	6,000,000	1.11%

-100	CFSOVEREIGN2004042002	12/31/2005	12/31/2005	192,871	(178,853)	14,017	108%	6,000,000	3.21%
-50	CFSOVEREIGN2004042002	12/31/2005	12/31/2005	101,476	(94,437)	7,039	107%	6,000,000	1.69%
0	CFSOVEREIGN2004042002	12/31/2005	12/31/2005	11,746	(11,551)	195	102%	6,000,000	0.20%
50	CFSOVEREIGN2004042002	12/31/2005	12/31/2005	(76,356)	69,840	(6,516)	109%	6,000,000	1.27%
100	CFSOVEREIGN2004042002	12/31/2005	12/31/2005	(162,864)	149,766	(13,098)	109%	6,000,000	2.71%

-100	CFSOVEREIGN2004042001	12/31/2005	12/31/2005	192,265	(186,539)	5,726	103%	10,000,000	1.92%
-50	CFSOVEREIGN2004042001	12/31/2005	12/31/2005	117,825	(115,973)	1,852	102%	10,000,000	1.18%
0	CFSOVEREIGN2004042001	12/31/2005	12/31/2005	13,934	(16,376)	(2,442)	85%	10,000,000	0.14%
50	CFSOVEREIGN2004042001	12/31/2005	12/31/2005	(112,947)	105,898	(7,048)	107%	10,000,000	1.13%
100	CFSOVEREIGN2004042001	12/31/2005	12/31/2005	(258,201)	246,314	(11,887)	105%	10,000,000	2.58%

-100	CFSOVEREIGN2004041501	12/31/2005	12/31/2005	105,585	(105,094)	491	100%	5,000,000	2.11%
-50	CFSOVEREIGN2004041501	12/31/2005	12/31/2005	64,158	(64,151)	7	100%	5,000,000	1.28%
0	CFSOVEREIGN2004041501	12/31/2005	12/31/2005	8,104	(8,674)	(570)	93%	5,000,000	0.16%
50	CFSOVEREIGN2004041501	12/31/2005	12/31/2005	(55,623)	54,434	(1,190)	102%	5,000,000	1.11%
100	CFSOVEREIGN2004041501	12/31/2005	12/31/2005	(122,895)	121,070	(1,825)	102%	5,000,000	2.46%

Shock		Beg of Pd		Hedge	Hedged Item				Hedge Change
(bps)	CRN	Date	Value Date	Change	Change	Ineffectiveness ($)	Effectiveness %	Notional	% of Notional
-100	CFSOVEREIGN2004041301	12/31/2005	12/31/2005	125,412	(124,192)	1,220	101%	5,000,000	2.51%
-50	CFSOVEREIGN2004041301	12/31/2005	12/31/2005	84,711	(84,803)	(93)	100%	5,000,000	1.69%
0	CFSOVEREIGN2004041301	12/31/2005	12/31/2005	6,655	(8,014)	(1,359)	83%	5,000,000	0.13%
50	CFSOVEREIGN2004041301	12/31/2005	12/31/2005	(94,044)	91,462	(2,582)	103%	5,000,000	1.88%
100	CFSOVEREIGN2004041301	12/31/2005	12/31/2005	(207,969)	204,208	(3,762)	102%	5,000,000	4.16%

-100	CFSOVEREIGN2004041201	12/31/2005	12/31/2005	100,997	(100,913)	84	100%	5,000,000	2.02%
-50	CFSOVEREIGN2004041201	12/31/2005	12/31/2005	56,446	(56,684)	(238)	100%	5,000,000	1.13%
0	CFSOVEREIGN2004041201	12/31/2005	12/31/2005	7,047	(7,629)	(582)	92%	5,000,000	0.14%
50	CFSOVEREIGN2004041201	12/31/2005	12/31/2005	(43,944)	43,016	(928)	102%	5,000,000	0.88%
100	CFSOVEREIGN2004041201	12/31/2005	12/31/2005	(95,151)	93,883	(1,268)	101%	5,000,000	1.90%

-100	CFSOVEREIGN2004040601	12/31/2005	12/31/2005	359,814	(352,236)	7,578	102%	15,000,000	2.40%
-50	CFSOVEREIGN2004040601	12/31/2005	12/31/2005	221,691	(219,527)	2,164	101%	15,000,000	1.48%
0	CFSOVEREIGN2004040601	12/31/2005	12/31/2005	24,891	(28,651)	(3,760)	87%	15,000,000	0.17%
50	CFSOVEREIGN2004040601	12/31/2005	12/31/2005	(210,376)	200,402	(9,975)	105%	15,000,000	1.40%
100	CFSOVEREIGN2004040601	12/31/2005	12/31/2005	(472,399)	456,042	(16,357)	104%	15,000,000	3.15%

-100	CFSOVEREIGN2004040202	12/31/2005	12/31/2005	280,683	(275,859)	4,824	102%	10,000,000	2.81%
-50	CFSOVEREIGN2004040202	12/31/2005	12/31/2005	170,589	(168,983)	1,606	101%	10,000,000	1.71%
0	CFSOVEREIGN2004040202	12/31/2005	12/31/2005	18,797	(21,157)	(2,360)	89%	10,000,000	0.19%
50	CFSOVEREIGN2004040202	12/31/2005	12/31/2005	(156,235)	149,507	(6,728)	104%	10,000,000	1.56%
100	CFSOVEREIGN2004040202	12/31/2005	12/31/2005	(343,322)	332,035	(11,287)	103%	10,000,000	3.43%

-100	CFSOVEREIGN2004040201	12/31/2005	12/31/2005	144,106	(144,273)	(168)	100%	10,000,000	1.44%
-50	CFSOVEREIGN2004040201	12/31/2005	12/31/2005	80,762	(81,442)	(679)	99%	10,000,000	0.81%
0	CFSOVEREIGN2004040201	12/31/2005	12/31/2005	9,983	(11,169)	(1,186)	89%	10,000,000	0.10%
50	CFSOVEREIGN2004040201	12/31/2005	12/31/2005	(70,762)	69,068	(1,694)	102%	10,000,000	0.71%
100	CFSOVEREIGN2004040201	12/31/2005	12/31/2005	(163,001)	160,794	(2,207)	101%	10,000,000	1.63%

-100	CFSOVEREIGN2004040101	12/31/2005	12/31/2005	248,445	(223,574)	24,872	111%	10,000,000	2.48%
-50	CFSOVEREIGN2004040101	12/31/2005	12/31/2005	144,838	(132,428)	12,411	109%	10,000,000	1.45%
0	CFSOVEREIGN2004040101	12/31/2005	12/31/2005	16,372	(17,429)	(1,057)	94%	10,000,000	0.16%
50	CFSOVEREIGN2004040101	12/31/2005	12/31/2005	(131,169)	115,915	(15,254)	113%	10,000,000	1.31%
100	CFSOVEREIGN2004040101	12/31/2005	12/31/2005	(293,691)	263,708	(29,983)	111%	10,000,000	2.94%

-100	CFSOVEREIGN2004032901	12/31/2005	12/31/2005	377,282	(373,565)	3,717	101%	10,000,000	3.77%
-50	CFSOVEREIGN2004032901	12/31/2005	12/31/2005	216,920	(215,245)	1,675	101%	10,000,000	2.17%
0	CFSOVEREIGN2004032901	12/31/2005	12/31/2005	18,778	(19,918)	(1,140)	94%	10,000,000	0.19%

Shock		Beg of Pd		Hedge	Hedged Item				Hedge Change
(bps)	CRN	Date	Value Date	Change	Change	Ineffectiveness ($)	Effectiveness %	Notional	% of Notional
50	CFSOVEREIGN2004032901	12/31/2005	12/31/2005	(199,315)	194,957	(4,358)	102%	10,000,000	1.99%
100	CFSOVEREIGN2004032901	12/31/2005	12/31/2005	(426,839)	419,078	(7,762)	102%	10,000,000	4.27%

-100	CFSOVEREIGN2004031701	12/31/2005	12/31/2005	76,810	(76,742)	68	100%	5,000,000	1.54%
-50	CFSOVEREIGN2004031701	12/31/2005	12/31/2005	44,328	(44,520)	(193)	100%	5,000,000	0.89%
0	CFSOVEREIGN2004031701	12/31/2005	12/31/2005	5,813	(6,299)	(485)	92%	5,000,000	0.12%
50	CFSOVEREIGN2004031701	12/31/2005	12/31/2005	(37,335)	36,533	(802)	102%	5,000,000	0.75%
100	CFSOVEREIGN2004031701	12/31/2005	12/31/2005	(83,483)	82,351	(1,132)	101%	5,000,000	1.67%

-100	CFSOVEREIGN2004030901	12/31/2005	12/31/2005	331,064	(316,416)	14,647	105%	10,000,000	3.31%
-50	CFSOVEREIGN2004030901	12/31/2005	12/31/2005	191,951	(184,647)	7,304	104%	10,000,000	1.92%
0	CFSOVEREIGN2004030901	12/31/2005	12/31/2005	20,699	(22,161)	(1,463)	93%	10,000,000	0.21%
50	CFSOVEREIGN2004030901	12/31/2005	12/31/2005	(166,836)	155,899	(10,937)	107%	10,000,000	1.67%
100	CFSOVEREIGN2004030901	12/31/2005	12/31/2005	(361,822)	341,101	(20,721)	106%	10,000,000	3.62%

-100	CFSOVEREIGN2004030401	12/31/2005	12/31/2005	127,484	(122,077)	5,407	104%	5,000,000	2.55%
-50	CFSOVEREIGN2004030401	12/31/2005	12/31/2005	77,348	(74,846)	2,502	103%	5,000,000	1.55%
0	CFSOVEREIGN2004030401	12/31/2005	12/31/2005	8,254	(9,180)	(926)	90%	5,000,000	0.17%
50	CFSOVEREIGN2004030401	12/31/2005	12/31/2005	(73,714)	69,017	(4,697)	107%	5,000,000	1.47%
100	CFSOVEREIGN2004030401	12/31/2005	12/31/2005	(164,781)	156,082	(8,699)	106%	5,000,000	3.30%

-100	CFSOVEREIGN2004030301	12/31/2005	12/31/2005	79,322	(79,435)	(113)	100%	5,000,000	1.59%
-50	CFSOVEREIGN2004030301	12/31/2005	12/31/2005	47,079	(47,392)	(313)	99%	5,000,000	0.94%
0	CFSOVEREIGN2004030301	12/31/2005	12/31/2005	6,287	(6,793)	(506)	93%	5,000,000	0.13%
50	CFSOVEREIGN2004030301	12/31/2005	12/31/2005	(41,457)	40,764	(693)	102%	5,000,000	0.83%
100	CFSOVEREIGN2004030301	12/31/2005	12/31/2005	(94,486)	93,612	(875)	101%	5,000,000	1.89%

-100	CFSOVEREIGN2004022602	12/31/2005	12/31/2005	287,517	(285,305)	2,212	101%	10,000,000	2.88%
-50	CFSOVEREIGN2004022602	12/31/2005	12/31/2005	170,523	(169,987)	536	100%	10,000,000	1.71%
0	CFSOVEREIGN2004022602	12/31/2005	12/31/2005	20,240	(21,542)	(1,302)	94%	10,000,000	0.20%
50	CFSOVEREIGN2004022602	12/31/2005	12/31/2005	(147,521)	144,315	(3,206)	102%	10,000,000	1.48%
100	CFSOVEREIGN2004022602	12/31/2005	12/31/2005	(323,770)	318,646	(5,124)	102%	10,000,000	3.24%

-100	CFSOVEREIGN2004022601	12/31/2005	12/31/2005	255,883	(249,604)	6,279	103%	10,000,000	2.56%
-50	CFSOVEREIGN2004022601	12/31/2005	12/31/2005	175,497	(173,099)	2,398	101%	10,000,000	1.75%
0	CFSOVEREIGN2004022601	12/31/2005	12/31/2005	13,280	(15,569)	(2,289)	85%	10,000,000	0.13%
50	CFSOVEREIGN2004022601	12/31/2005	12/31/2005	(190,867)	183,521	(7,346)	104%	10,000,000	1.91%
100	CFSOVEREIGN2004022601	12/31/2005	12/31/2005	(423,523)	410,896	(12,627)	103%	10,000,000	4.24%

Shock		Beg of Pd		Hedge	Hedged Item				Hedge Change
(bps)	CRN	Date	Value Date	Change	Change	Ineffectiveness ($)	Effectiveness %	Notional	% of Notional
-100	CFSOVEREIGN2004022502	12/31/2005	12/31/2005	97,498	(96,496)	1,001	101%	5,000,000	1.95%
-50	CFSOVEREIGN2004022502	12/31/2005	12/31/2005	56,762	(56,455)	307	101%	5,000,000	1.14%
0	CFSOVEREIGN2004022502	12/31/2005	12/31/2005	7,391	(7,850)	(459)	94%	5,000,000	0.15%
50	CFSOVEREIGN2004022502	12/31/2005	12/31/2005	(48,683)	47,404	(1,278)	103%	5,000,000	0.97%
100	CFSOVEREIGN2004022502	12/31/2005	12/31/2005	(109,743)	107,609	(2,133)	102%	5,000,000	2.19%

-100	CFSOVEREIGN2004022501	12/31/2005	12/31/2005	102,017	(99,962)	2,056	102%	5,000,000	2.04%
-50	CFSOVEREIGN2004022501	12/31/2005	12/31/2005	68,072	(67,659)	412	101%	5,000,000	1.36%
0	CFSOVEREIGN2004022501	12/31/2005	12/31/2005	7,322	(8,565)	(1,243)	85%	5,000,000	0.15%
50	CFSOVEREIGN2004022501	12/31/2005	12/31/2005	(72,929)	70,033	(2,896)	104%	5,000,000	1.46%
100	CFSOVEREIGN2004022501	12/31/2005	12/31/2005	(166,171)	161,639	(4,531)	103%	5,000,000	3.32%

-100	CFSOVEREIGN2004021801	12/31/2005	12/31/2005	425,789	(427,087)	(1,298)	100%	15,000,000	2.84%
-50	CFSOVEREIGN2004021801	12/31/2005	12/31/2005	263,932	(265,581)	(1,649)	99%	15,000,000	1.76%
0	CFSOVEREIGN2004021801	12/31/2005	12/31/2005	22,875	(25,470)	(2,595)	90%	15,000,000	0.15%
50	CFSOVEREIGN2004021801	12/31/2005	12/31/2005	(269,234)	265,323	(3,911)	101%	15,000,000	1.79%
100	CFSOVEREIGN2004021801	12/31/2005	12/31/2005	(595,324)	589,862	(5,462)	101%	15,000,000	3.97%

-100	CFSOVEREIGN2004021001	12/31/2005	12/31/2005	192,377	(196,124)	(3,747)	98%	10,000,000	1.92%
-50	CFSOVEREIGN2004021001	12/31/2005	12/31/2005	111,688	(114,234)	(2,547)	98%	10,000,000	1.12%
0	CFSOVEREIGN2004021001	12/31/2005	12/31/2005	13,808	(15,463)	(1,655)	89%	10,000,000	0.14%
50	CFSOVEREIGN2004021001	12/31/2005	12/31/2005	(96,459)	95,471	(987)	101%	10,000,000	0.96%
100	CFSOVEREIGN2004021001	12/31/2005	12/31/2005	(215,861)	215,375	(485)	100%	10,000,000	2.16%

-100	CFSOVEREIGN2004020901	12/31/2005	12/31/2005	231,744	(225,204)	6,540	103%	10,000,000	2.32%
-50	CFSOVEREIGN2004020901	12/31/2005	12/31/2005	143,758	(141,493)	2,265	102%	10,000,000	1.44%
0	CFSOVEREIGN2004020901	12/31/2005	12/31/2005	14,775	(17,191)	(2,416)	86%	10,000,000	0.15%
50	CFSOVEREIGN2004020901	12/31/2005	12/31/2005	(143,920)	136,556	(7,365)	105%	10,000,000	1.44%
100	CFSOVEREIGN2004020901	12/31/2005	12/31/2005	(326,022)	313,515	(12,508)	104%	10,000,000	3.26%

-100	CFSOVEREIGN2004020401	12/31/2005	12/31/2005	135,438	(135,002)	436	100%	5,000,000	2.71%
-50	CFSOVEREIGN2004020401	12/31/2005	12/31/2005	82,978	(83,374)	(395)	100%	5,000,000	1.66%
0	CFSOVEREIGN2004020401	12/31/2005	12/31/2005	9,434	(10,749)	(1,316)	88%	5,000,000	0.19%
50	CFSOVEREIGN2004020401	12/31/2005	12/31/2005	(75,682)	73,404	(2,277)	103%	5,000,000	1.51%
100	CFSOVEREIGN2004020401	12/31/2005	12/31/2005	(166,856)	163,601	(3,254)	102%	5,000,000	3.34%

-100	CFSOVEREIGN2004012901	12/31/2005	12/31/2005	250,412	(226,807)	23,606	110%	10,000,000	2.50%
-50	CFSOVEREIGN2004012901	12/31/2005	12/31/2005	171,555	(157,136)	14,419	109%	10,000,000	1.72%
0	CFSOVEREIGN2004012901	12/31/2005	12/31/2005	14,621	(15,840)	(1,219)	92%	10,000,000	0.15%

Shock		Beg of Pd		Hedge	Hedged Item				Hedge Change
(bps)	CRN	Date	Value Date	Change	Change	Ineffectiveness ($)	Effectiveness %	Notional	% of Notional
50	CFSOVEREIGN2004012901	12/31/2005	12/31/2005	(190,266)	169,476	(20,789)	112%	10,000,000	1.90%
100	CFSOVEREIGN2004012901	12/31/2005	12/31/2005	(421,297)	378,828	(42,469)	111%	10,000,000	4.21%

-100	CFSOVEREIGN2004012601	12/31/2005	12/31/2005	147,767	(155,045)	(7,278)	95%	5,000,000	2.96%
-50	CFSOVEREIGN2004012601	12/31/2005	12/31/2005	87,841	(91,978)	(4,137)	96%	5,000,000	1.76%
0	CFSOVEREIGN2004012601	12/31/2005	12/31/2005	9,850	(10,958)	(1,107)	90%	5,000,000	0.20%
50	CFSOVEREIGN2004012601	12/31/2005	12/31/2005	(77,240)	79,104	1,864	98%	5,000,000	1.54%
100	CFSOVEREIGN2004012601	12/31/2005	12/31/2005	(168,651)	173,456	4,806	97%	5,000,000	3.37%

-100	CFSOVEREIGN2004012001	12/31/2005	12/31/2005	91,201	(98,366)	(7,165)	93%	5,000,000	1.82%
-50	CFSOVEREIGN2004012001	12/31/2005	12/31/2005	52,839	(56,996)	(4,158)	93%	5,000,000	1.06%
0	CFSOVEREIGN2004012001	12/31/2005	12/31/2005	6,586	(7,772)	(1,187)	85%	5,000,000	0.13%
50	CFSOVEREIGN2004012001	12/31/2005	12/31/2005	(45,707)	47,463	1,756	96%	5,000,000	0.91%
100	CFSOVEREIGN2004012001	12/31/2005	12/31/2005	(102,501)	107,177	4,675	96%	5,000,000	2.05%

-100	CFSOVEREIGN2003120201	12/31/2005	12/31/2005	64,380	(75,212)	(10,832)	86%	5,000,000	1.29%
-50	CFSOVEREIGN2003120201	12/31/2005	12/31/2005	43,264	(49,188)	(5,924)	88%	5,000,000	0.87%
0	CFSOVEREIGN2003120201	12/31/2005	12/31/2005	5,873	(7,027)	(1,154)	84%	5,000,000	0.12%
50	CFSOVEREIGN2003120201	12/31/2005	12/31/2005	(44,310)	47,816	3,507	93%	5,000,000	0.89%
100	CFSOVEREIGN2003120201	12/31/2005	12/31/2005	(103,858)	111,942	8,084	93%	5,000,000	2.08%

-100	CFSOVEREIGN2003120101	12/31/2005	12/31/2005	193,088	(213,868)	(20,781)	90%	10,000,000	1.93%
-50	CFSOVEREIGN2003120101	12/31/2005	12/31/2005	114,560	(125,933)	(11,372)	91%	10,000,000	1.15%
0	CFSOVEREIGN2003120101	12/31/2005	12/31/2005	14,581	(16,834)	(2,253)	87%	10,000,000	0.15%
50	CFSOVEREIGN2003120101	12/31/2005	12/31/2005	(95,981)	102,692	6,711	93%	10,000,000	0.96%
100	CFSOVEREIGN2003120101	12/31/2005	12/31/2005	(210,888)	226,488	15,601	93%	10,000,000	2.11%

-100	CFSOVEREIGN2003111801	12/31/2005	12/31/2005	80,383	(87,576)	(7,193)	92%	5,000,000	1.61%
-50	CFSOVEREIGN2003111801	12/31/2005	12/31/2005	50,751	(54,634)	(3,884)	93%	5,000,000	1.02%
0	CFSOVEREIGN2003111801	12/31/2005	12/31/2005	6,417	(7,409)	(992)	87%	5,000,000	0.13%
50	CFSOVEREIGN2003111801	12/31/2005	12/31/2005	(49,266)	50,843	1,577	97%	5,000,000	0.99%
100	CFSOVEREIGN2003111801	12/31/2005	12/31/2005	(113,629)	117,527	3,898	97%	5,000,000	2.27%

-100	CFSOVEREIGN2003111001	12/31/2005	12/31/2005	259,604	(258,684)	921	100%	10,000,000	2.60%
-50	CFSOVEREIGN2003111001	12/31/2005	12/31/2005	168,636	(168,245)	391	100%	10,000,000	1.69%
0	CFSOVEREIGN2003111001	12/31/2005	12/31/2005	10,998	(12,891)	(1,893)	85%	10,000,000	0.11%
50	CFSOVEREIGN2003111001	12/31/2005	12/31/2005	(199,654)	194,087	(5,567)	103%	10,000,000	2.00%
100	CFSOVEREIGN2003111001	12/31/2005	12/31/2005	(445,995)	435,826	(10,168)	102%	10,000,000	4.46%

Shock		Beg of Pd		Hedge	Hedged Item				Hedge Change
(bps)	CRN	Date	Value Date	Change	Change	Ineffectiveness ($)	Effectiveness %	Notional	% of Notional
-100	CFSOVEREIGN2003110701	12/31/2005	12/31/2005	92,271	(92,212)	58	100%	5,000,000	1.85%
-50	CFSOVEREIGN2003110701	12/31/2005	12/31/2005	55,558	(55,279)	279	101%	5,000,000	1.11%
0	CFSOVEREIGN2003110701	12/31/2005	12/31/2005	6,938	(7,465)	(527)	93%	5,000,000	0.14%
50	CFSOVEREIGN2003110701	12/31/2005	12/31/2005	(47,422)	45,592	(1,830)	104%	5,000,000	0.95%
100	CFSOVEREIGN2003110701	12/31/2005	12/31/2005	(104,190)	100,847	(3,343)	103%	5,000,000	2.08%

-100	CFSOVEREIGN2003110601	12/31/2005	12/31/2005	88,273	(78,650)	9,623	112%	5,000,000	1.77%
-50	CFSOVEREIGN2003110601	12/31/2005	12/31/2005	54,312	(49,671)	4,641	109%	5,000,000	1.09%
0	CFSOVEREIGN2003110601	12/31/2005	12/31/2005	6,479	(6,617)	(138)	98%	5,000,000	0.13%
50	CFSOVEREIGN2003110601	12/31/2005	12/31/2005	(52,740)	48,019	(4,721)	110%	5,000,000	1.05%
100	CFSOVEREIGN2003110601	12/31/2005	12/31/2005	(121,121)	112,008	(9,112)	108%	5,000,000	2.42%

-100	CFSOVEREIGN2003110302	12/31/2005	12/31/2005	97,370	(104,496)	(7,126)	93%	5,000,000	1.95%
-50	CFSOVEREIGN2003110302	12/31/2005	12/31/2005	57,747	(61,790)	(4,044)	93%	5,000,000	1.15%
0	CFSOVEREIGN2003110302	12/31/2005	12/31/2005	7,180	(8,282)	(1,102)	87%	5,000,000	0.14%
50	CFSOVEREIGN2003110302	12/31/2005	12/31/2005	(48,514)	50,284	1,770	96%	5,000,000	0.97%
100	CFSOVEREIGN2003110302	12/31/2005	12/31/2005	(106,356)	110,967	4,611	96%	5,000,000	2.13%

-100	CFSOVEREIGN2003110301	12/31/2005	12/31/2005	116,205	(122,232)	(6,027)	95%	5,000,000	2.32%
-50	CFSOVEREIGN2003110301	12/31/2005	12/31/2005	76,215	(79,528)	(3,312)	96%	5,000,000	1.52%
0	CFSOVEREIGN2003110301	12/31/2005	12/31/2005	6,799	(7,824)	(1,025)	87%	5,000,000	0.14%
50	CFSOVEREIGN2003110301	12/31/2005	12/31/2005	(85,575)	86,505	930	99%	5,000,000	1.71%
100	CFSOVEREIGN2003110301	12/31/2005	12/31/2005	(192,026)	194,707	2,681	99%	5,000,000	3.84%

-100	CFSOVEREIGN2003102802	12/31/2005	12/31/2005	125,031	(125,478)	(447)	100%	5,000,000	2.50%
-50	CFSOVEREIGN2003102802	12/31/2005	12/31/2005	85,200	(85,001)	199	100%	5,000,000	1.70%
0	CFSOVEREIGN2003102802	12/31/2005	12/31/2005	4,366	(5,258)	(892)	83%	5,000,000	0.09%
50	CFSOVEREIGN2003102802	12/31/2005	12/31/2005	(110,570)	107,147	(3,423)	103%	5,000,000	2.21%
100	CFSOVEREIGN2003102802	12/31/2005	12/31/2005	(244,116)	237,393	(6,723)	103%	5,000,000	4.88%

-100	CFSOVEREIGN2003102801	12/31/2005	12/31/2005	94,522	(100,338)	(5,816)	94%	5,000,000	1.89%
-50	CFSOVEREIGN2003102801	12/31/2005	12/31/2005	58,235	(61,560)	(3,325)	95%	5,000,000	1.16%
0	CFSOVEREIGN2003102801	12/31/2005	12/31/2005	6,762	(7,822)	(1,061)	86%	5,000,000	0.14%
50	CFSOVEREIGN2003102801	12/31/2005	12/31/2005	(56,301)	57,332	1,031	98%	5,000,000	1.13%
100	CFSOVEREIGN2003102801	12/31/2005	12/31/2005	(128,669)	131,652	2,983	98%	5,000,000	2.57%

-100	CFSOVEREIGN2003102701	12/31/2005	12/31/2005	51,200	(58,803)	(7,603)	87%	5,000,000	1.02%
-50	CFSOVEREIGN2003102701	12/31/2005	12/31/2005	31,338	(35,651)	(4,313)	88%	5,000,000	0.63%
0	CFSOVEREIGN2003102701	12/31/2005	12/31/2005	3,799	(4,935)	(1,136)	77%	5,000,000	0.08%

Shock		Beg of Pd		Hedge	Hedged Item				Hedge Change
(bps)	CRN	Date	Value Date	Change	Change	Ineffectiveness ($)	Effectiveness %	Notional	% of Notional
50	CFSOVEREIGN2003102701	12/31/2005	12/31/2005	(30,937)	32,872	1,935	94%	5,000,000	0.62%
100	CFSOVEREIGN2003102701	12/31/2005	12/31/2005	(72,083)	76,994	4,911	94%	5,000,000	1.44%

-100	CFSOVEREIGN2003101601	12/31/2005	12/31/2005	77,152	(79,981)	(2,829)	96%	5,000,000	1.54%
-50	CFSOVEREIGN2003101601	12/31/2005	12/31/2005	50,529	(51,944)	(1,415)	97%	5,000,000	1.01%
0	CFSOVEREIGN2003101601	12/31/2005	12/31/2005	6,499	(7,314)	(816)	89%	5,000,000	0.13%
50	CFSOVEREIGN2003101601	12/31/2005	12/31/2005	(51,161)	50,308	(853)	102%	5,000,000	1.02%
100	CFSOVEREIGN2003101601	12/31/2005	12/31/2005	(118,663)	117,311	(1,352)	101%	5,000,000	2.37%

-100	CFSOVEREIGN2003100801	12/31/2005	12/31/2005	162,292	(169,946)	(7,654)	95%	10,000,000	1.62%
-50	CFSOVEREIGN2003100801	12/31/2005	12/31/2005	99,033	(103,729)	(4,696)	95%	10,000,000	0.99%
0	CFSOVEREIGN2003100801	12/31/2005	12/31/2005	12,357	(14,228)	(1,871)	87%	10,000,000	0.12%
50	CFSOVEREIGN2003100801	12/31/2005	12/31/2005	(90,539)	91,399	860	99%	10,000,000	0.91%
100	CFSOVEREIGN2003100801	12/31/2005	12/31/2005	(205,711)	209,232	3,520	98%	10,000,000	2.06%

-100	CFSOVEREIGN2003100101	12/31/2005	12/31/2005	105,623	(107,363)	(1,739)	98%	5,000,000	2.11%
-50	CFSOVEREIGN2003100101	12/31/2005	12/31/2005	65,017	(66,171)	(1,154)	98%	5,000,000	1.30%
0	CFSOVEREIGN2003100101	12/31/2005	12/31/2005	7,741	(8,710)	(968)	89%	5,000,000	0.15%
50	CFSOVEREIGN2003100101	12/31/2005	12/31/2005	(60,406)	59,362	(1,044)	102%	5,000,000	1.21%
100	CFSOVEREIGN2003100101	12/31/2005	12/31/2005	(136,052)	134,752	(1,299)	101%	5,000,000	2.72%

-100	CFSOVEREIGN2003092201	12/31/2005	12/31/2005	61,592	(65,194)	(3,601)	94%	5,000,000	1.23%
-50	CFSOVEREIGN2003092201	12/31/2005	12/31/2005	37,809	(40,218)	(2,409)	94%	5,000,000	0.76%
0	CFSOVEREIGN2003092201	12/31/2005	12/31/2005	4,501	(5,718)	(1,217)	79%	5,000,000	0.09%
50	CFSOVEREIGN2003092201	12/31/2005	12/31/2005	(36,108)	36,080	(28)	100%	5,000,000	0.72%
100	CFSOVEREIGN2003092201	12/31/2005	12/31/2005	(82,363)	83,523	1,160	99%	5,000,000	1.65%

-100	CFSOVEREIGN2003070101	12/31/2005	12/31/2005	843,853	(767,957)	75,896	110%	18,000,000	4.69%
-50	CFSOVEREIGN2003070101	12/31/2005	12/31/2005	490,569	(447,600)	42,968	110%	18,000,000	2.73%
0	CFSOVEREIGN2003070101	12/31/2005	12/31/2005	17,386	(19,343)	(1,957)	90%	18,000,000	0.10%
50	CFSOVEREIGN2003070101	12/31/2005	12/31/2005	(522,418)	468,891	(53,527)	111%	18,000,000	2.90%
100	CFSOVEREIGN2003070101	12/31/2005	12/31/2005	(1,094,784)	986,461	(108,323)	111%	18,000,000	6.08%

-100	CFSOVEREIGN2003063001	12/31/2005	12/31/2005	409,174	(377,673)	31,501	108%	10,000,000	4.09%
-50	CFSOVEREIGN2003063001	12/31/2005	12/31/2005	232,686	(215,305)	17,381	108%	10,000,000	2.33%
0	CFSOVEREIGN2003063001	12/31/2005	12/31/2005	17,415	(17,817)	(402)	98%	10,000,000	0.17%
50	CFSOVEREIGN2003063001	12/31/2005	12/31/2005	(219,248)	199,047	(20,201)	110%	10,000,000	2.19%
100	CFSOVEREIGN2003063001	12/31/2005	12/31/2005	(466,133)	425,174	(40,959)	110%	10,000,000	4.66%

Shock		Beg of Pd		Hedge	Hedged Item				Hedge Change
(bps)	CRN	Date	Value Date	Change	Change	Ineffectiveness ($)	Effectiveness %	Notional	% of Notional
-100	CFSOVEREIGN2003061901	12/31/2005	12/31/2005	158,723	(125,116)	33,607	127%	5,000,000	3.17%
-50	CFSOVEREIGN2003061901	12/31/2005	12/31/2005	92,137	(74,955)	17,182	123%	5,000,000	1.84%
0	CFSOVEREIGN2003061901	12/31/2005	12/31/2005	8,451	(7,612)	840	111%	5,000,000	0.17%
50	CFSOVEREIGN2003061901	12/31/2005	12/31/2005	(87,306)	71,977	(15,330)	121%	5,000,000	1.75%
100	CFSOVEREIGN2003061901	12/31/2005	12/31/2005	(191,004)	159,750	(31,254)	120%	5,000,000	3.82%

-100	CFSOVEREIGN2003061701	12/31/2005	12/31/2005	163,836	(163,208)	628	100%	5,000,000	3.28%
-50	CFSOVEREIGN2003061701	12/31/2005	12/31/2005	95,040	(95,018)	22	100%	5,000,000	1.90%
0	CFSOVEREIGN2003061701	12/31/2005	12/31/2005	8,707	(9,462)	(756)	92%	5,000,000	0.17%
50	CFSOVEREIGN2003061701	12/31/2005	12/31/2005	(89,505)	87,857	(1,648)	102%	5,000,000	1.79%
100	CFSOVEREIGN2003061701	12/31/2005	12/31/2005	(195,397)	192,783	(2,614)	101%	5,000,000	3.91%

-100	CFSOVEREIGN2003061601	12/31/2005	12/31/2005	189,493	(176,045)	13,448	108%	10,000,000	1.89%
-50	CFSOVEREIGN2003061601	12/31/2005	12/31/2005	106,001	(99,849)	6,152	106%	10,000,000	1.06%
0	CFSOVEREIGN2003061601	12/31/2005	12/31/2005	12,132	(13,456)	(1,324)	90%	10,000,000	0.12%
50	CFSOVEREIGN2003061601	12/31/2005	12/31/2005	(90,030)	81,101	(8,929)	111%	10,000,000	0.90%
100	CFSOVEREIGN2003061601	12/31/2005	12/31/2005	(198,716)	182,096	(16,620)	109%	10,000,000	1.99%

-100	CFSOVEREIGN2003060901	12/31/2005	12/31/2005	157,586	(181,839)	(24,253)	87%	10,000,000	1.58%
-50	CFSOVEREIGN2003060901	12/31/2005	12/31/2005	91,192	(104,457)	(13,265)	87%	10,000,000	0.91%
0	CFSOVEREIGN2003060901	12/31/2005	12/31/2005	11,905	(14,294)	(2,390)	83%	10,000,000	0.12%
50	CFSOVEREIGN2003060901	12/31/2005	12/31/2005	(75,880)	84,284	8,404	90%	10,000,000	0.76%
100	CFSOVEREIGN2003060901	12/31/2005	12/31/2005	(168,539)	187,678	19,139	90%	10,000,000	1.69%

-100	CFSOVEREIGN2003060201	12/31/2005	12/31/2005	216,699	(209,228)	7,471	104%	5,000,000	4.33%
-50	CFSOVEREIGN2003060201	12/31/2005	12/31/2005	122,810	(119,023)	3,788	103%	5,000,000	2.46%
0	CFSOVEREIGN2003060201	12/31/2005	12/31/2005	6,942	(7,781)	(839)	89%	5,000,000	0.14%
50	CFSOVEREIGN2003060201	12/31/2005	12/31/2005	(123,324)	117,242	(6,082)	105%	5,000,000	2.47%
100	CFSOVEREIGN2003060201	12/31/2005	12/31/2005	(262,597)	250,886	(11,710)	105%	5,000,000	5.25%

-100	CFSOVEREIGN2003052701	12/31/2005	12/31/2005	205,704	(198,861)	6,844	103%	10,000,000	2.06%
-50	CFSOVEREIGN2003052701	12/31/2005	12/31/2005	139,133	(134,842)	4,292	103%	10,000,000	1.39%
0	CFSOVEREIGN2003052701	12/31/2005	12/31/2005	8,128	(9,880)	(1,752)	82%	10,000,000	0.08%
50	CFSOVEREIGN2003052701	12/31/2005	12/31/2005	(186,336)	175,101	(11,235)	106%	10,000,000	1.86%
100	CFSOVEREIGN2003052701	12/31/2005	12/31/2005	(427,290)	404,056	(23,234)	106%	10,000,000	4.27%

-100	CFSOVEREIGN2003051901	12/31/2005	12/31/2005	433,397	(418,456)	14,941	104%	10,000,000	4.33%
-50	CFSOVEREIGN2003051901	12/31/2005	12/31/2005	245,621	(238,045)	7,576	103%	10,000,000	2.46%
0	CFSOVEREIGN2003051901	12/31/2005	12/31/2005	13,884	(15,562)	(1,678)	89%	10,000,000	0.14%

Shock		Beg of Pd		Hedge	Hedged Item				Hedge Change
(bps)	CRN	Date	Value Date	Change	Change	Ineffectiveness ($)	Effectiveness %	Notional	% of Notional
50	CFSOVEREIGN2003051901	12/31/2005	12/31/2005	(246,649)	234,484	(12,165)	105%	10,000,000	2.47%
100	CFSOVEREIGN2003051901	12/31/2005	12/31/2005	(525,193)	501,773	(23,421)	105%	10,000,000	5.25%

-100	CFSOVEREIGN2003050201	12/31/2005	12/31/2005	299,747	(291,087)	8,659	103%	10,000,000	3.00%
-50	CFSOVEREIGN2003050201	12/31/2005	12/31/2005	178,302	(173,818)	4,484	103%	10,000,000	1.78%
0	CFSOVEREIGN2003050201	12/31/2005	12/31/2005	13,020	(14,641)	(1,621)	89%	10,000,000	0.13%
50	CFSOVEREIGN2003050201	12/31/2005	12/31/2005	(186,286)	177,068	(9,218)	105%	10,000,000	1.86%
100	CFSOVEREIGN2003050201	12/31/2005	12/31/2005	(411,831)	393,874	(17,958)	105%	10,000,000	4.12%

-100	CFSOVEREIGN2003042301	12/31/2005	12/31/2005	115,417	(116,323)	(906)	99%	10,000,000	1.15%
-50	CFSOVEREIGN2003042301	12/31/2005	12/31/2005	78,621	(79,305)	(684)	99%	10,000,000	0.79%
0	CFSOVEREIGN2003042301	12/31/2005	12/31/2005	8,515	(9,916)	(1,402)	86%	10,000,000	0.09%
50	CFSOVEREIGN2003042301	12/31/2005	12/31/2005	(104,586)	101,251	(3,335)	103%	10,000,000	1.05%
100	CFSOVEREIGN2003042301	12/31/2005	12/31/2005	(257,458)	251,065	(6,393)	103%	10,000,000	2.57%

-100	CFSOVEREIGN2003042201	12/31/2005	12/31/2005	145,572	(150,164)	(4,592)	97%	10,000,000	1.46%
-50	CFSOVEREIGN2003042201	12/31/2005	12/31/2005	88,847	(92,084)	(3,237)	96%	10,000,000	0.89%
0	CFSOVEREIGN2003042201	12/31/2005	12/31/2005	10,738	(12,729)	(1,991)	84%	10,000,000	0.11%
50	CFSOVEREIGN2003042201	12/31/2005	12/31/2005	(83,253)	82,427	(826)	101%	10,000,000	0.83%
100	CFSOVEREIGN2003042201	12/31/2005	12/31/2005	(189,452)	189,729	277	100%	10,000,000	1.89%

-100	CFSOVEREIGN2003040101	12/31/2005	12/31/2005	59,753	(70,419)	(10,666)	85%	12,000,000	0.50%
-50	CFSOVEREIGN2003040101	12/31/2005	12/31/2005	41,092	(47,658)	(6,566)	86%	12,000,000	0.34%
0	CFSOVEREIGN2003040101	12/31/2005	12/31/2005	5,410	(7,902)	(2,493)	68%	12,000,000	0.05%
50	CFSOVEREIGN2003040101	12/31/2005	12/31/2005	(60,543)	62,082	1,539	98%	12,000,000	0.50%
100	CFSOVEREIGN2003040101	12/31/2005	12/31/2005	(154,295)	159,826	5,532	97%	12,000,000	1.29%

-100	CFSOVEREIGN2003031102	12/31/2005	12/31/2005	191,627	(199,138)	(7,511)	96%	10,000,000	1.92%
-50	CFSOVEREIGN2003031102	12/31/2005	12/31/2005	117,504	(122,046)	(4,542)	96%	10,000,000	1.18%
0	CFSOVEREIGN2003031102	12/31/2005	12/31/2005	14,684	(16,448)	(1,764)	89%	10,000,000	0.15%
50	CFSOVEREIGN2003031102	12/31/2005	12/31/2005	(108,259)	109,137	878	99%	10,000,000	1.08%
100	CFSOVEREIGN2003031102	12/31/2005	12/31/2005	(245,125)	248,549	3,424	99%	10,000,000	2.45%

-100	CFSOVEREIGN2003031101	12/31/2005	12/31/2005	171,730	(168,426)	3,304	102%	5,000,000	3.43%
-50	CFSOVEREIGN2003031101	12/31/2005	12/31/2005	97,755	(96,039)	1,716	102%	5,000,000	1.96%
0	CFSOVEREIGN2003031101	12/31/2005	12/31/2005	10,572	(10,980)	(408)	96%	5,000,000	0.21%
50	CFSOVEREIGN2003031101	12/31/2005	12/31/2005	(83,060)	80,263	(2,797)	103%	5,000,000	1.66%
100	CFSOVEREIGN2003031101	12/31/2005	12/31/2005	(179,356)	174,060	(5,296)	103%	5,000,000	3.59%

Shock		Beg of Pd		Hedge	Hedged Item				Hedge Change
(bps)	CRN	Date	Value Date	Change	Change	Ineffectiveness ($)	Effectiveness %	Notional	% of Notional
-100	CFSOVEREIGN2003030601	12/31/2005	12/31/2005	343,691	(337,425)	6,266	102%	10,000,000	3.44%
-50	CFSOVEREIGN2003030601	12/31/2005	12/31/2005	195,557	(192,323)	3,234	102%	10,000,000	1.96%
0	CFSOVEREIGN2003030601	12/31/2005	12/31/2005	21,128	(21,968)	(840)	96%	10,000,000	0.21%
50	CFSOVEREIGN2003030601	12/31/2005	12/31/2005	(166,239)	160,808	(5,431)	103%	10,000,000	1.66%
100	CFSOVEREIGN2003030601	12/31/2005	12/31/2005	(358,978)	348,737	(10,240)	103%	10,000,000	3.59%

-100	CFSOVEREIGN2003021201	12/31/2005	12/31/2005	168,569	(171,632)	(3,063)	98%	10,000,000	1.69%
-50	CFSOVEREIGN2003021201	12/31/2005	12/31/2005	104,070	(105,814)	(1,744)	98%	10,000,000	1.04%
0	CFSOVEREIGN2003021201	12/31/2005	12/31/2005	12,749	(14,392)	(1,643)	89%	10,000,000	0.13%
50	CFSOVEREIGN2003021201	12/31/2005	12/31/2005	(98,048)	95,620	(2,428)	103%	10,000,000	0.98%
100	CFSOVEREIGN2003021201	12/31/2005	12/31/2005	(223,067)	219,203	(3,864)	102%	10,000,000	2.23%

-100	CFSOVEREIGN2003011301	12/31/2005	12/31/2005	256,332	(253,966)	2,367	101%	10,000,000	2.56%
-50	CFSOVEREIGN2003011301	12/31/2005	12/31/2005	172,456	(170,179)	2,277	101%	10,000,000	1.72%
0	CFSOVEREIGN2003011301	12/31/2005	12/31/2005	15,681	(16,516)	(835)	95%	10,000,000	0.16%
50	CFSOVEREIGN2003011301	12/31/2005	12/31/2005	(176,862)	171,429	(5,433)	103%	10,000,000	1.77%
100	CFSOVEREIGN2003011301	12/31/2005	12/31/2005	(390,252)	379,354	(10,898)	103%	10,000,000	3.90%

-100	CFSOVEREIGN2003010301	12/31/2005	12/31/2005	256,518	(244,607)	11,911	105%	10,000,000	2.57%
-50	CFSOVEREIGN2003010301	12/31/2005	12/31/2005	173,037	(164,656)	8,381	105%	10,000,000	1.73%
0	CFSOVEREIGN2003010301	12/31/2005	12/31/2005	15,671	(16,048)	(377)	98%	10,000,000	0.16%
50	CFSOVEREIGN2003010301	12/31/2005	12/31/2005	(177,353)	165,693	(11,660)	107%	10,000,000	1.77%
100	CFSOVEREIGN2003010301	12/31/2005	12/31/2005	(391,268)	366,842	(24,426)	107%	10,000,000	3.91%

-100	CFSOVEREIGN2002120901	12/31/2005	12/31/2005	273,188	(271,491)	1,697	101%	10,000,000	2.73%
-50	CFSOVEREIGN2002120901	12/31/2005	12/31/2005	170,593	(169,370)	1,224	101%	10,000,000	1.71%
0	CFSOVEREIGN2002120901	12/31/2005	12/31/2005	16,119	(17,110)	(991)	94%	10,000,000	0.16%
50	CFSOVEREIGN2002120901	12/31/2005	12/31/2005	(174,809)	170,377	(4,432)	103%	10,000,000	1.75%
100	CFSOVEREIGN2002120901	12/31/2005	12/31/2005	(386,530)	377,952	(8,578)	102%	10,000,000	3.87%

-100	CFSOVEREIGN2002112001	12/31/2005	12/31/2005	409,917	(403,693)	6,223	102%	15,000,000	2.73%
-50	CFSOVEREIGN2002112001	12/31/2005	12/31/2005	256,607	(253,230)	3,377	101%	15,000,000	1.71%
0	CFSOVEREIGN2002112001	12/31/2005	12/31/2005	23,478	(25,217)	(1,739)	93%	15,000,000	0.16%
50	CFSOVEREIGN2002112001	12/31/2005	12/31/2005	(264,371)	255,957	(8,414)	103%	15,000,000	1.76%
100	CFSOVEREIGN2002112001	12/31/2005	12/31/2005	(583,409)	567,431	(15,978)	103%	15,000,000	3.89%

-100	CFSOVEREIGN2002103001	12/31/2005	12/31/2005	265,098	(255,462)	9,635	104%	10,000,000	2.65%
-50	CFSOVEREIGN2002103001	12/31/2005	12/31/2005	168,406	(162,368)	6,038	104%	10,000,000	1.68%
0	CFSOVEREIGN2002103001	12/31/2005	12/31/2005	15,903	(16,559)	(656)	96%	10,000,000	0.16%

Shock		Beg of Pd		Hedge	Hedged Item				Hedge Change
(bps)	CRN	Date	Value Date	Change	Change	Ineffectiveness ($)	Effectiveness %	Notional	% of Notional
50	CFSOVEREIGN2002103001	12/31/2005	12/31/2005	(173,632)	164,228	(9,404)	106%	10,000,000	1.74%
100	CFSOVEREIGN2002103001	12/31/2005	12/31/2005	(383,835)	364,534	(19,301)	105%	10,000,000	3.84%

-100	CFSOVEREIGN2002101501	12/31/2005	12/31/2005	234,230	(231,908)	2,322	101%	10,000,000	2.34%
-50	CFSOVEREIGN2002101501	12/31/2005	12/31/2005	157,389	(155,164)	2,225	101%	10,000,000	1.57%
0	CFSOVEREIGN2002101501	12/31/2005	1/3/2006	15,360	(16,169)	(810)	95%	10,000,000	0.15%
50	CFSOVEREIGN2002101501	12/31/2005	12/31/2005	(164,420)	158,872	(5,548)	103%	10,000,000	1.64%
100	CFSOVEREIGN2002101501	12/31/2005	12/31/2005	(366,138)	354,859	(11,279)	103%	10,000,000	3.66%

-100	CFSOVEREIGN2002051401	12/31/2005	12/31/2005	140,736	(141,292)	(556)	100%	10,000,000	1.41%
-50	CFSOVEREIGN2002051401	12/31/2005	12/31/2005	74,262	(74,839)	(577)	99%	10,000,000	0.74%
0	CFSOVEREIGN2002051401	12/31/2005	12/31/2005	8,646	(9,258)	(613)	93%	10,000,000	0.09%
50	CFSOVEREIGN2002051401	12/31/2005	12/31/2005	(56,129)	55,465	(663)	101%	10,000,000	0.56%
100	CFSOVEREIGN2002051401	12/31/2005	12/31/2005	(120,078)	119,349	(729)	101%	10,000,000	1.20%

-100	CFSOVEREIGN2001090401	12/31/2005	12/31/2005	70,705	(72,885)	(2,181)	97%	10,000,000	0.71%
-50	CFSOVEREIGN2001090401	12/31/2005	12/31/2005	36,947	(38,651)	(1,704)	96%	10,000,000	0.37%
0	CFSOVEREIGN2001090401	12/31/2005	12/31/2005	3,495	(4,648)	(1,152)	75%	10,000,000	0.03%
50	CFSOVEREIGN2001090401	12/31/2005	12/31/2005	(29,655)	29,127	(528)	102%	10,000,000	0.30%
100	CFSOVEREIGN2001090401	12/31/2005	12/31/2005	(62,506)	62,674	168	100%	10,000,000	0.63%